FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Net earnings increase by 40% to R1.4 billion

JOHANNESBURG. 4 February 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the December 2009 quarter of R1,409 million compared with earnings of R1,007 million and R483 million in the September 2009 and the December 2008 quarters respectively. In US dollar terms net earnings for the December 2009 quarter was US$187 million, compared with US$129 million and US$54 million for the September 2009 and December 2008 quarters respectively.

Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit or loss of associates after taxation for the December 2009 quarter was R1,022 million compared with earnings of R625 million and R542 million in the September
2009 and the December 2008 quarters respectively. In US dollar terms this equates to US$135 million for the December 2009 quarter, compared with US$80 million and US$60 million for the September 2009 and December 2008 quarters respectively.
December 2009 quarter salient features:
•     Attributable gold production of 900,000 ounces;
•     Total cash cost similar to previous quarter at R147,648 per kilogram, but up 5 per cent in dollar terms from US$586 per ounce to US$613 per ounce due to stronger rand;
•     Notional cash expenditure up 4 per cent from R207,754 per kilogram (US$826 per ounce) to R216,830 per kilogram (US$900 per ounce);
•     South Deep production up 10 per cent on previous quarter and 50 per cent year on year;
•     Cerro Corona production of 98,400 equivalent ounces up 60 per cent year on year.
Interim dividend number 72 of 50 SA cents per share is payable on 1 March 2010.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:
Gold Fields has again benefited from the higher gold price
delivering a 40 per cent increase in earnings for the quarter ended
31 December 2009. This significant increase was achieved
against a background of mainly safety related challenges.

I deeply regret the six fatal accidents at the South African operations during the quarter and we extend our condolences and sympathy to the families of our colleagues. Safety is our number one value and we remain committed not to mine if we cannot
mine safely, and to apply, without exception, our safety rules.

In the South Africa region, Beatrix has maintained its consistency, while South Deep remains on-track to deliver its 300,000 ounce target for the fiscal year. Driefontein halted production for seven days, or almost one third of December’s production, mostly due to a major seismic event that occurred on 6 December 2009. Kloof was also held back by safety stoppages in line with the “Stop,
Think, Fix, Verify and Continue” philosophy. However, both these mines’ performances in the earlier part of the quarter were robust and the end result was that their production was similar quarter-
on-quarter. That said, both operations can and should do better, and our focus during 2010 is to achieve greater consistency at these two flagship operations.

Discussions have commenced with unions, associations and the
DMR regarding the introduction of a six day work week to
ameliorate the effects of the Christmas and Easter breaks, and lost shifts due to safety and other stoppages. The objective is to improve efficiencies while maintaining current conditions of employment, especially working hours, in order to create a more sustainable environment and to avoid possible retrenchments.

In the West Africa region, Tarkwa had a steady quarter and looks set for a good 2010. Damang was affected by a 13-day
accelerated re-build of the SAG mill, prompting significant repair work which should sustain this operation well into the future. We look forward to an improved performance from West Africa over the next half year, as a result of improved efficiencies and throughput.

In the South America region, optimisation strategies continue to deliver outstanding results at Cerro Corona. The quarter-on-
quarter increase of 11 per cent in gold equivalent ounces is especially pleasing as the mine benefits from a stronger copper price and higher production.

In the Australasia region, Agnew also delivered a solid
performance. Production at St Ives decreased slightly quarter-on-
quarter mainly due to continued rehabilitation work at the Belleisle underground operation, which is expected to be completed in the next few weeks.

The focus for the next half year will continue to be on safe production, development to ensure improved flexibility, as well as on our promising exploration portfolio.
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR96.50 – ZAR114.74
- at end December 2009
705,374,565
Average Volume - Quarter
2,623,351 shares / day
- average for the quarter
705,213,542
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$12.69 – US$15.82
ADR Ratio
1:1
Average Volume - Quarter
6,500,378 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q2F2010

Forward Looking Statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations;
inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in
South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety

We regret to report that six fatal accidents occurred at the South
African operations during the December quarter. Accidents
occurred at Kloof and South Deep, with four accidents at
Driefontein. Two of the fatal accidents at Driefontein were related to seismic events, with the remaining fatal accidents linked to a variety of agencies. West Africa, South America and Australia remained fatality free.

The Group’s fatal injury frequency rate remained unchanged at
0.14 for the December quarter. The lost time injury frequency rate improved by 2 per cent from 4.21 in the September quarter to 4.11 in the December quarter. The serious injury frequency rate
regressed from 2.02 to 2.33. When comparing trends to a year ago the fatality injury frequency rate improved from 0.15 to 0.14.
The lost time injury frequency rate and the serious injury
frequency rate improved by 16 per cent from 4.92 to 4.21 and by
13 per cent from 2.69 to 2.33 respectively.

Safe production remains our number one priority and is pursued through the rollout of the Gold Fields Safe Production Rules.
These Safe Production Rules are further underpinned by visibly felt leadership, development and counselling. Continued attention is also being paid to management systems and procedures and
such systems are further strengthened through major drives on fall of ground prevention, seismic risk reduction and good
housekeeping practices.

Financial review
Quarter ended 31 December 2009 compared
with quarter ended 30 September 2009
Revenue
Attributable gold production for the December 2009 quarter
amounted to 900,000 ounces compared with 906,000 ounces in
the September quarter. At the South African operations,
production decreased marginally from 527,000 ounces to 523,000 ounces. Attributable gold production at the West African
operations decreased by 4 per cent from 161,000 ounces to
155,000 ounces. Attributable equivalent gold production at the
South American operation increased by 11 per cent from 72,000 ounces in the September quarter to 79,000 ounces in the
December quarter. At the Australian operations gold production decreased by 2 per cent from 146,000 ounces to 143,000 ounces.

At the South African operations, gold production in the December quarter at South Deep increased by 10 per cent mainly due to higher underground volumes as the mine builds its production base. At Beatrix, gold production was similar despite lower yields.
Gold production at Kloof was similar despite lower volumes
resulting from a mine wide safety stoppage following a fatality.
This was mostly offset by improved yields. At Driefontein, gold production was similar despite a seven day mine wide safety
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
Six months to
Quarter
Quarter
Six months to
Dec
2008
Dec
2009
Dec
2008
Sep
2009
Dec
2009
Salient features
Dec
2009
Sep
2009
Dec
2008
Dec
2009
Dec
2008
50,910
56,145
26,093       28,165       27,981   kg
Gold produced* oz (000)
900
906           839
1,806
1,637
153,685
147,495     153,893     147,343      147,648  R/kg                  Total cash
cost                  $/oz
613
586           487
600
544
235,408
212,277     244,210     207,754      216,830  R/kg
Notional cash expenditure $/oz
900
826           774
863
834
26,048
27,576
13,350       13,559       14,017   000                      Tons milled                     000
14,017
13,559       13,350
27,576
26,048
234,413
252,464     250,058     241,164      263,828  R/kg                      Revenue                       $/oz
1,096
959           792
1,026
830
337
338
340           343            333  R/ton                 Operating costs                  $/ton
44
44             35
44
38
4,140
6,265
2,566        2,787         3,478  Rm                    Operating profit                  $m
463
356           268
819
472
32
40
36             38             43  %                     Operating margin                 %
43
38             36
40
32
522
2,416
483         1,007        1,409  Rm                                                            $m
187
129             54
316
59
80
343
74           143           200   SA c.p.s.
Net earnings/(loss)
US c.p.s.
27
18               8
45
9
523
1,833
484           452
1,381  Rm                                                             $m
182
58             55
240
60
80
260
74            64
196  SA c.p.s.
Headline earnings
US c.p.s.
26
8               8
34
9
663
1,647
542           625
1,022  Rm                                                             $m
135
80             60
215
76
101
234
83            89
145  SA c.p.s.
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, exceptional
items and share of
profit/(loss) of associates
after taxation
US c.p.s.
20
11             10
31
12
* All salient features given above are managed figures except for gold produced which is attributable equivalent production.
All companies are wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6%.

GOLD FIELDS RESULTS Q2F2010 I 2
stoppage as a result of a seismic event which resulted in lower volumes mined and processed from the higher grade areas.

At the West African operations, managed gold production at
Tarkwa decreased by 1 per cent mainly due to lower volumes
mined and lower yields. At Damang, gold production decreased by 12 per cent due to a 13 day accelerated mill re-build.

In South America, Cerro Corona produced 98,400 equivalent
ounces and sold 99,900 equivalent ounces, which is 11 per cent and 12 per cent higher than the previous quarter respectively.

At the Australian operations, Agnew’s gold production increased by 2 per cent due to higher volumes processed. At St Ives, gold production decreased by 4 per cent mainly due to lower
underground grades from Belleisle.

The average quarterly US dollar gold price achieved increased 14 per cent from US$959 per ounce in the September quarter to
US$1,096 per ounce in the December quarter. The average
rand/US dollar exchange rate at R7.49 strengthened 4 per cent compared with the R7.82 achieved in the September quarter.
However, the rand against the Australian dollar weakened by 5 per cent from R6.49 to R6.80. As a result of the above factors the rand gold price increased by 9 per cent from R241,164 per
kilogram to R263,828 per kilogram. The Australian dollar gold price increased by 5 per cent from A$1,155 per ounce to A$1,208 per ounce.

Revenue increased from R7,416 million (US$948 million) in the
September quarter to R8,067 million (US$1,076 million) in the
December quarter, in line with the higher gold price.

Operating costs
Net operating costs decreased marginally from R4,629 million
(US$592 million) in the September quarter to R4,589 million
(US$613 million) in the December quarter. Total cash cost was similar in rand terms at R147,648 per kilogram but increased by 5 per cent in dollar terms from US$586 per ounce in the September quarter to US$613 per ounce in the December quarter due to the effect of converting the South African operations into dollars at the stronger rand exchange rate.

At the South African operations, operating costs increased by 1 per cent from R2,768 million (US$354 million) to R2,798 million
(US$374 million). This increase was mainly due to increased
costs at South Deep in line with the project build-up and increased planned maintenance costs at Kloof, partly offset by lower
electricity costs at all the operations due to the lower summer electricity tariffs. Total cash cost at the South African operations increased by 2 per cent from R162,553 per kilogram (US$647 per ounce) to R165,707 per kilogram (US$688 per ounce).

At the West African operations, operating costs including gold-in-
process movements decreased by 5 per cent from US$115 million
(R903 million) in the September quarter to US$110 million (R824 million) in the December quarter. This was mainly due to the lower production. Total cash cost at the West African operations increased from US$513 per ounce in the September quarter to
US$525 per ounce in the December quarter.

At Cerro Corona in South America, operating costs including gold-
in-process movements increased from US$31 million (R242
million) to US$37 million (R277 million). This increase was mainly due to an increase in Workers Legal Participation of profit as a result of higher profitability and increased freight charges. Total cash cost at Cerro Corona increased from US$349 per ounce in the September quarter to US$377 per ounce in the December
quarter.

At the Australian operations, operating costs including gold-in-
process movements decreased from A$110 million (R716 million)
to A$101 million (R690 million). This decrease was mainly due to the lower production and the termination of the Morgan Stanley royalty at St Ives in the September quarter. Total cash cost increased by 2 per cent from US$626 per ounce (A$754 per
ounce) to US$638 per ounce (A$703 per ounce).

Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which
includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.

The NCE for the Group for the December quarter amounted to
R216,830 per kilogram (US$900 per ounce) compared with
R207,754 per kilogram (US$826 per ounce) in the September
quarter.

At the South African operations, the NCE increased from
R233,034 per kilogram (US$927 per ounce) in the September
quarter to R242,050 per kilogram (US$1,005 per ounce) in the
December quarter. At the West African operations, the NCE
increased from US$678 per ounce to US$741 per ounce. At the
South American operation, Cerro Corona, NCE increased by 3 per cent from US$599 per ounce in the September quarter to US$617 per ounce in the December quarter. NCE at the Australian
operations increased from US$831 per ounce (A$1,002 per
ounce) to US$956 per ounce (A$1,053 per ounce).

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 25 per cent
increase in operating profit from R2,787 million (US$356 million) in the September quarter to R3,478 million (US$463 million) in the
December quarter. The Group operating margin was 43 per cent compared with 38 per cent in the September quarter. The margin at the South African operations increased from 30 per cent to 35 per cent. At the West African operations the margin increased from 47 per cent to 54 per cent. At Cerro Corona in South
America the margin increased from 64 per cent to 66 per cent, while at the Australian operations the margin increased from 35 per cent to 41 per cent.

Amortisation
Amortisation decreased from R1,174 million (US$150 million) in the September quarter to R1,156 million (US$154 million) in the
December quarter. At the South African operations amortisation increased from R606 million (US$78 million) to R613 million
(US$82 million). This was mainly due to the increase in
production at South Deep, partly offset by lower production at
Kloof. At the West African operations, amortisation increased from US$28 million (R216 million) to US$31 million (R229 million)
due to the amortisation of additional mining equipment at Tarkwa.
At South America, amortisation decreased from US$14 million
(R109 million) to US$13 million (R98 million) due to a
reclassification of assets. At the Australian operations,
amortisation decreased from US$27 million (R207 million) to
US$24 million (R181 million) mainly due to less ounces mined from the more expensive Belleisle and Cave Rocks underground mines.

Other
Net interest paid of R23 million (US$3 million) in the December quarter compares with net interest paid of R49 million (US$6 million) in the September quarter. In the December quarter
interest paid of R121 million (US$16 million) was partly offset by interest received of R78 million (US$10 million) and interest capitalised of R20 million (US$3 million). This compares with interest paid of R137 million (US$18 million) partly offset by interest received of R68 million (US$12 million) and interest capitalised of R20 million (US$3 million) in the September quarter.

3 I GOLD FIELDS RESULTS Q2F2010
The share of profit of associates after taxation of R44 million
(US$6 million) in the December quarter compares with a loss of
R16 million (US$2 million) in the September quarter. The profit of
R44 million relates to equity accounted profits realised by Rand
Refinery Limited (Rand Refinery) of R45 million (US$6 million), partially offset by equity accounted losses incurred at Rusoro of
R1 million. The loss in the September quarter relates to equity accounted losses incurred at Rand Refinery of R3 million (US$nil million) and at Rusoro of R13 million (US$2 million).

The gain on foreign exchange of R8 million (US$1 million) in the
December quarter compares with a loss of R63 million (US$8
million) in the September quarter. The gain in the December
quarter mainly related to exchange gains on the conversion of offshore cash holdings into their functional currency. The loss in the September quarter was mainly due to foreign exchange losses on the repayment of Australian dollar intercompany loans.

The loss on financial instruments of R55 million (US$8 million) in the December quarter compares with a loss of R132 million
(US$17 million) in the September quarter. The loss in the
December quarter includes R50 million (US$7 million) realised losses and R7 million (US$1 million) unrealised losses on the
Cerro Corona copper financial instruments, partially offset by a R2 million (US$nil million) gain on US$/ZAR forward cover contracts taken out during the quarter. Refer to page 18 of this report for more detail. The loss in the September quarter comprised R20 million (US$3 million) realised losses and R112 million (US$14 million) unrealised losses on the Cerro Corona copper financial instruments.

Share based payments were similar to the previous quarter at
R121 million (US$16 million).

Other costs increased from R5 million (US$1 million) in the
September quarter to R25 million (US$3 million) in the December quarter. This was mainly due to lower income from our insurance captives.

Exploration
Exploration expenditure increased from R133 million (US$17
million) in the September quarter to R168 million (US$22 million)
in the December quarter due to increased drilling activity. Refer to the Exploration and Corporate Development section on page 11 of this report for more detail.

Exceptional items
The exceptional gain in the December quarter of R432 million
(US$58 million) was mainly as a result of Gold Fields receiving an additional 4,057,762 Eldorado shares valued at R402 million
(US$53 million), which were received as a result of Gold Fields exercising its top-up right in Eldorado Gold Corporation due to the completion of an agreement between Eldorado and Sino Gold,
whereby Eldorado acquired all of the outstanding issued shares of
Sino Gold. The balance of R30 million (US$4 million) was profit on the sale of our stake in an exploration junior. The exceptional gain in the September quarter of R667 million (US$85 million) was mainly as a result of a R447 million (US$57 million) profit on the sale of our stake in Sino Gold, a R282 million (US$37 million)
profit on the sale of Eldorado shares, partially offset by a R57 million (US$7 million) impairment of sundry offshore exploration investments.

Taxation
Taxation for the quarter amounted to R831 million (US$111
million) compared with R638 million (US$82 million) in the
September quarter, in line with the increase in taxable profit. The tax expense includes normal and deferred taxation at all
operations, together with government royalties at the international operations.

Earnings
Net profit attributable to ordinary shareholders amounted to
R1,409 million (US$187 million) or 200 SA cents per share
(US$0.27 per share), compared with R1,007 million (US$129
million) or 143 SA cents per share (US$0.18 per share) in the
September quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments amounted to
R1,381 million (US$182 million) or 196 SA cents per share
(US$0.26 per share), compared with earnings of R452 million
(US$58 million) or 64 SA cents per share (US$0.08 per share) in the September quarter.

Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and profit or losses of associates after taxation amounted to R1,022 million (US$135 million) or 145 SA cents per share (US$0.20 per share), compared with earnings of R625 million (US$80 million) or 89 SA cents per share (US$0.11 per share) reported in the September quarter.

Cash flow
Cash inflow from operating activities for the quarter amounted to
R2,105 million (US$279 million), compared with R1,263 million
(US$165 million) in the September quarter. This quarter on
quarter increase of R842 million (US$114 million) was mainly due to the increase in profit before tax and exceptional items of R886 million (US$122 million), a decrease in taxation paid of R581 million (US$68 million), partially offset by decrease in exceptional items of R235 million (US$27 million) and an increase in working capital of R443 million (US$61 million).

Capital expenditure increased from R1,746 million (US$223
million) in the September quarter to R1,967 million (US$262
million) in the December quarter.

At the South African operations, capital expenditure increased from R1,050 million (US$134 million) in the September quarter to
R1,137 million (US$152 million) in the December quarter. This increase was mainly at South Deep, in line with the build-up in production and due to increased expenditure at Kloof.
Expenditure on Ore Reserve Development (ORD) in the
December quarter at Driefontein, Kloof and Beatrix accounted for
R147 million (US$19 million), R175 million (US$22 million) and
R99 million (US$12 million), compared with R146 million (US$19 million), R174 million (US$22 million), and R95 million (US$12 million) in the September quarter respectively. The focus on development is in line with the stated need to increase flexibility at the South African operations.

At the West African operations, capital expenditure increased from
US$36 million to US$43 million due to increased spend on waste removal at Teberebie and new mining equipment. In South
America, at Cerro Corona, capital expenditure increased from
US$22 million to US$24 million mainly due to construction work on the Tailings Management Facility. At the Australian operations, capital expenditure increased from A$36 million to A$46 million for the quarter. At St Ives, capital expenditure increased from A$23 million to A$31 million due to excavation of a box-cut at Athena and related infrastructure development. Capital expenditure
increased from A$13 million to A$15 million at Agnew due to
increased underground capital development at Kim and Main
Lode.

Purchase of investments of R89 million (US$12 million) mainly reflects the purchase of the remaining interest in Glencar.
Glencar is now wholly owned by Gold Fields.

Proceeds on the disposal of investments of R53 million (US$7 million) reflects the sale of a holding in a junior exploration company.

Net cash outflow from financing activities in the December quarter amounted to R631 million (US$83 million). Loans received in the
December quarter amounted to R3.8 billion (US$509 million).
This included loans received of R2.2 billion (US$294 million) via the issue of commercial paper and an offshore facility of R1.6 billion (US$221 million) which was swapped for a less expensive facility.

GOLD FIELDS RESULTS Q2F2010 I 4
Loans repaid amounted to R4.5 billion (US$596 million), mainly made up of R1.7 billion (US$234 million) repayment of an offshore facility, R1.4 billion on the refinancing of the South African commercial paper, replacement of working capital loans of
R1 billion (US$127 million) and R308 million (US$40 million)
repayment of a project finance facility.

Net cash outflow for the quarter at R534 million (US$72 million)
compares with a net cash outflow of R439 million (US$58 million)
in the September quarter. After accounting for a positive
translation adjustment of R85 million (US$2 million), the cash balance at the end of December was R1,828 million (US$239
million). The cash balance at the end of September was R2,278 million (US$309 million), a net decrease of R450 million (US$70 million) for the quarter.

Balance sheet (Investments and net debt)
Investments increased from R1,164 million (US$158 million) at 30
September 2009 to R1,647 million (US$215 million) at 31
December 2009. This increase was mainly due to the Eldorado
shares received as part of the top-up agreement.

Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased marginally from R6,694 million
(US$908 million) in the September quarter to R6,669 million
(US$871 million) in the December quarter.

Detailed and operational review
South African operations

Gold Fields has recently made representation to the National
Energy Regulator of South Africa (NERSA) regarding the
proposed electricity increases over the next three years and the increased threat this represents to the sustainability of the industry. Electricity costs which amounted to some R800 million two years ago has more than doubled to R1.7 billion and is
expected to increase by a further 146 per cent to R4 billion in the next three years should the mooted three year annual increase of
35 per cent be implemented. As can be seen in Project 3M below, strategies have been implemented and consumption has been
successfully reduced, improving costs and efficiencies.

Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over two to three years.

Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and
10 per cent per annum, based on financial year 2009 actuals.
This should translate to similar improvements in tons broken over the same period.

This should be achieved through the following key improvement initiatives:
• drilling and blasting practices to improve advance per blast;
• support, cleaning and sweeping practices to improve blasting frequency;
• mining cycle, labour availability and training; and
• improved pay face availability.

The planned increase in face advance targets should translate in improved underground production, which will reflect in improved labour efficiencies, lower unit mining costs and improved revenue.
Although an improvement in face advance of 1 per cent quarter on quarter was achieved, this improvement has not translated into improved underground production due to current limited pay face flexibility.
Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-
end development (i.e. development on the horisontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix by the end of financial year 2010. South Deep is excluded as it is already a fully mechanised mine. The aim of the project is to improve safety and development productivity, reduce development costs and increase ore reserve flexibility. The project achieved a 5 per cent
improvement in the mechanisation rate for the quarter, up to 52 per cent of flat-end development, targeting 100 per cent
mechanisation rate by 30 June 2010. Unit cost, equipment
efficiency and labour productivity are improving as teams are gaining more experience with the mechanised equipment. Safety improvements to date are very encouraging, without any serious injuries recorded on the development drill rigs for the financial year.

Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface
(“above-ground”) costs, including supply chain.

Electricity consumption targets for financial 2010 were set to maximise production within the Eskom limits of 90 per cent.
During the December quarter, the challenge has been met on
consumption, but the actual tariff of electricity has increased by 36 per cent compared with financial 2009. Various projects are in progress to reduce consumption further, including the introduction of three chamber pump systems which will use the gravitational force of chilled service water from surface to pump out warm underground water, thereby improving efficiency and reducing electricity costs at Driefontein and Kloof. Also at these operations, real time monitoring of power consumption has been introduced at all major points of delivery and pump efficiencies continue to improve.

A project is currently underway to reduce consumption by another
10 per cent in two to three years. This is a medium term project and will require fundamental technology changes. Nonetheless, further savings from the existing configuration are possible. The project to reduce diesel consumption delivered mixed results.
This quarters’ consumption unfortunately regressed due to the production build-up at South Deep.

The work place absenteeism project (“Unavailables project”) aims to ameliorate the impact of work place absenteeism on production and costs by targeting a reduction from 14 per cent to 10 per cent by the end of financial 2010. A target of 2 per cent in each of financial 2009 and 2010 was set. The target of 2 per cent
reduction was achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour
management. Progress was made during the December quarter,
but the rollover of a very heavy influenza season and memorial days due to fatal accidents negated progress.

The above-ground cost project aims to reduce surface costs by at least R150 million per annum by the end of financial 2010.

Projects in place to reduce above ground cost were the following:
• Shared Services: savings for the quarter were R14 million (year to date R26 million). These savings were realised by
optimisation of process, labour, discounts received and
inventory.
• Training expenditure: a focused strategy to service our core business is being developed. Benefits of this re-aligned strategy for the quarter amounted to R8 million (year to date R15 million).
• South African operations (various small projects): savings for the quarter amounted to R28 million (year to date R34 million).
• Supply chain projects: contracted savings for the quarter
amounted to R11 million (year to date R43 million). These
benefits were delivered through competitive tendering on
conveyor belts, valves, tyres and various repair contracts and also certain contractual rise and fall arrangements.

5 I GOLD FIELDS RESULTS Q2F2010
Some price inflation was experienced in cost areas such as
permanent support and some steel bearing products such as
lifting equipment, rails and fittings and steel balls.

Project 4M
Project 4M focuses on the Mine Health and Safety Council
(MHSC) milestones agreed to on 15 June 2003 by a tripartite
health and safety summit comprising representatives from
Government, organised Labour Unions and Associations, and
mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater
improvements in occupational health and safety in the mining industry.

In order to meet the noise induced hearing loss target the
company is focusing on the noise at source. A target was set by the MHSC that no machine or piece of equipment may generate a noise level in excess of 110 dB (A) after December 2013. A
number of action plans have been put in place to meet this target based on the highest potential exposure source. Action plans to reduce the noise at source cover all auxiliary fans, pneumatic loaders and diamond drills. Progress to date is encouraging and for the three interventions, is 90 per cent, 67 per cent and 91 per cent complete respectively.

Silicosis is one of the biggest health risks in the Gold Mining
Industry. In order to meet the silicosis targets set by the MHSC the company has put several interventions in place.

During the December quarter individual gravimetric dust sample measurements taken were within the limits of not more than 5 per cent of the occupational exposure limits of 0.1 milligrams per cubic metre. Progress against interventions is monitored quarterly.

Project 5M
Uranium project
Gold Fields is undertaking a feasibility study focused on exploring the economic potential of processing its South African tailings storage facilities (TSFs) to recover uranium, gold and sulphur and its underground reserves of uranium and sulphur which continue to be by-products of gold mining. A bankable feasibility study began in July 2009 to optimise the best option identified during the pre-feasibility study, also referred to as the project base case study. The feasibility study test work and engineering for the base case study has been completed. The capital cost model for the base case study is being refined and is currently going through final review. The operating cost model for the project has also been fully developed and is under review. Current project
activities include the development of a project execution plan inclusive of the project implementation schedule, the development of possible project phasing options and optimisation of cash flow requirements.

Parallel to completing the base case study, the task team has identified a number of value engineering opportunities which require further investigation. These opportunities are largely related to metallurgical pilot plant test work results achieved during the feasibility study test programme and relate to the phasing of certain sections of the project and resources to be treated. The technical scope of work, for the value engineering work, has been fully developed and will be evaluated during the
March quarter for possible inclusion into the base case study.

The legislative approval process has advanced significantly with the completion of the entire technical site investigation process.
Appropriate engineering solutions have been developed to
mitigate all potential impacts which may arise from the new
centralised tailings storage facility (CTSF) and associated
infrastructure. The primary impacts of the CTSF relate to potential ground water contamination and dust pollution. Predictive
modelling techniques were used to determine the long term
impacts on the environment and the effectiveness of the mitigation strategies developed for the different impacts. The outcomes of the environmental impact assessment were subjected to a second round of independent peer reviews. The environmental impact
report is in final draft format. The legal review of the process is expected to be completed shortly. The second phase of the public participation process is scheduled to take place during February
2010, with final submission of the environmental impact report to the authorities by the end of February 2010.

The marketing studies related to sulphuric acid and uranium were completed during the past quarter. Cost models have been
developed for marketing, refining and logistics associated with the disposal of these two commodities. The marketing strategy for uranium and surplus acid is pending, and discussions with
potential buyers and consumers of these commodities are
ongoing.

The feasibility study for the base case should be completed within the approved budget for the project. Current commitments
amount to R95 million and the expected cost to complete the base case feasibility study amounts to R106 million. The value
engineering process will require an additional R12 million. The bankable feasibility study, inclusive of the value engineering work, is expected to be R118 million. The feasibility study is on
schedule for completion by the end of the March quarter, with the regulatory processes expected to be completed by the end of
September 2010.

Integrated continuous improvement
initiatives and strategic sourcing/
contract benefits

The following areas of price inflation and cost reductions were achieved:

Australasia
Around A$5 million future multi-year estimated contract
tender/negotiation benefits were delivered during the December quarter (based on current baseline and not discounted for
inflation). These benefits were achieved through competitive tendering and negotiations in areas such as fuel supply, assay pricing, flight services and haulage. A development contract was established during the quarter to ensure delivery of a quicker turnaround time from development metres to ore delivery from new mines. Marginal inflation increases were experienced for the quarter in areas such as explosives, grinding balls, fuel and gas.

West Africa
Overall the Gold Fields commodity spend basket inflation is lower than Ghana general CPI.
South America
Continued commodity deflation was experienced due to price
reductions in areas such as ammonia nitrate/explosives and
grinding balls. However, inflation increases were experienced in areas such as flocculants, general chemicals and lubricants.

GOLD FIELDS RESULTS Q2F2010 I 6

South Africa region

Driefontein
Dec
2009
Sep
2009
Gold produced - kg
5,825
5,893
- 000’oz
187.3
189.5
Yield  - underground
- g/t
7.2
7.3
- combined - g/t
3.8
3.8
Total cash cost - R/kg
154,678
154,387
- US$/oz
642
614
Notional cash expenditure        - R/kg
208,103
207,416
- US$/oz
864
825

Gold production decreased from 5,893 kilograms (189,500
ounces) in the September quarter to 5,825 kilograms (187,300 ounces) in the December quarter mainly due to a decrease in
underground yield, partially offset by an increase in underground volumes. Underground tons increased from 708,000 tons in the
September quarter to 720,000 tons in the December quarter, but were significantly impacted by a seven day production stoppage, or almost one third of the December month’s production, due to a major seismic event.
Surface tons decreased marginally from
832,000 tons to 829,000 tons. Underground yield decreased from
7.3 grams per ton to 7.2 grams per ton due to lower volumes from the higher grade shafts. Surface yield declined from 0.9 grams per ton in the September quarter to 0.8 grams per ton in the
December quarter mainly due to changes in the mix.

Main development decreased by 4 per cent for the quarter and on-reef development decreased by 3 per cent. The average
development value decreased from 1,625 centimetre grams per
ton in the September quarter to 1,209 centimetre grams per ton in the December quarter, primarily due to lower values at 1 shaft and
4 shaft.

Operating costs decreased from R950 million (US$122 million) to
R938 million (US$125 million). The decrease in operating costs is mainly due to lower electricity costs as a result of lower summer tariffs, partly offset by increased stores and labour costs. Total cash cost increased marginally from R154,387 per kilogram
(US$614 per ounce) to R154,678 per kilogram (US$642 per
ounce).

Operating profit increased from R467 million (US$60 million) in the
September quarter to R592 million (US$79 million) in the
December quarter mainly due to the higher rand gold price
received.

Capital expenditure at R274 million (US$37 million) was similar to the previous quarter’s spending of R272 million (US$35 million).

Notional cash expenditure increased marginally from R207,416 per kilogram (US$825 per ounce) to R208,103 per kilogram
(US$864 per ounce).

March 2010 quarter’s gold production is estimated to be lower than the December quarter due to a slow start-up after the
Christmas break. Total cash cost is expected to increase due to the senior officials annual salary increases and increases in support costs. Capital expenditure is expected to be lower than the previous quarter.

The estimate for the March 2010 quarter is as follows:
• Gold produced – 5,000 kilograms (161,000 ounces)
• Total cash cost* – R178,000 per kilogram (US$745 per ounce)
• Capital expenditure* – R250 million (US$34 million)
• Notional cash expenditure* – R236,000 per kilogram (US$985 per ounce)
* Based on an exchange rate of US$1 = R7.45

Kloof
Dec
2009
Sep
2009
Gold produced - kg
4,887
5,024
- 000’oz
157.1
161.5
Yield  - underground
- g/t
7.5
6.7
- combined - g/t
4.6
4.8
Total cash cost - R/kg
169,306
162,818
- US$/oz
703
648
Notional cash expenditure - R/kg
233,804
217,456
- US$/oz
971
865

Gold production decreased from 5,024 kilograms (161,500
ounces) in the September quarter to 4,887 kilograms (157,100 ounces) in the December quarter mainly due to a mine wide safety related stoppage following a fatality and some infrastructural stop and fix activities. Underground tonnage decreased from 713,000 tons to 612,000 tons but was partially offset by an increase in yield from 6.7 grams per ton to 7.5 grams per ton. The increase in yield was due to a 21 per cent increase in the underground broken
grade which was partially offset by a lower Mine Call Factor at 3 shaft and 4 shaft.

Total main development was 2 per cent lower for the quarter, although on-reef development improved by 24 per cent. The
average main development value was similar quarter on quarter at
2,471 centimetre grams per ton.

Operating costs increased from R848 million (US$109 million) in the September quarter to R863 million (US$115 million) in the
December quarter. The increase in operating costs was mainly due to planned maintenance cost, partly offset by a decrease in electricity cost. Total cash cost increased by 4 per cent, from
R162,818 per kilogram to R169,306 per kilogram due to a
combination of increased cost and lower production.

Operating profit increased from R361 million (US$46 million) in the
September quarter to R423 million (US$56 million) in the
December quarter due to the higher gold price received.

Capital expenditure increased from R244 million (US$31 million)
to R280 million (US$37 million) mainly due to increased
expenditure on housing projects and hydropower equipment.

Notional cash expenditure increased by 8 per cent from R217,456 per kilogram to R233,804 per kilogram mainly due to the lower gold produced and a higher capital expenditure.

Gold production for the March 2010 quarter is estimated to
decrease due to a slow start-up after the Christmas break. Total cash cost per ounce is estimated to increase mainly as a result of the lower production. Capital expenditure is planned to decrease.

The estimate for the March 2010 quarter is as follows:
• Gold produced – 4,500 kilogram (145,000 ounces)
• Total cash cost* – R180,000 per kilogram (US$750 per ounce)
• Capital expenditure* – R250 million (US$34 million)
• Notional cash expenditure* – R242,000 per kilogram (US$1,010 per ounce)
* Based on an exchange rate of US$1 = R7.45

7 I GOLD FIELDS RESULTS Q2F2010
Beatrix
Dec
2009
Sep
2009
Gold produced - kg
3,318
3,437
- 000’oz
106.7
110.5
Yield                                      -
g/t
4.1
4.3
Total cash cost - R/kg
167,722
165,900
- US$/oz
696
660
Notional cash expenditure - R/kg
220,766
215,595
- US$/oz
917
858

Gold production decreased by 3 per cent from 3,437 kilograms
(110,500 ounces) in the September quarter to 3,318 kilograms
(106,700 ounces) in the December quarter. Tons milled increased from 791,000 tons to 816,000 tons but this was offset by a
decrease in yield from 4.3 grams per ton in the September quarter to 4.1 grams per ton for the December quarter. The decrease in yield was due to a lower Mine Call Factor which decreased from
81 per cent in the September quarter to 76 per cent in the
December quarter.

Development volumes showed an increase of 12 per cent quarter on quarter. The increase was mainly at 3 shaft. Total main
development increased from 7,014 metres to 7,879 metres at an average value of 1,919 centimetre grams per ton for the quarter compared with 1,226 centimetre grams per ton for the September quarter, with the increase in grade mainly at the West and North sections.

Operating costs decreased by 3 per cent from R591 million
(US$76 million) in the September quarter to R576 million (US$77 million) in the December quarter. The decrease in costs was
mainly due to lower summer electricity tariffs. Total cash cost increased by 1 per cent from R165,900 per kilogram in the
September quarter to R167,722 per kilogram in the December
quarter.

Operating profit increased from R235 million (US$30 million) in the
September quarter to R302 million (US$40 million) in the
December quarter mainly due to the higher rand gold price
received.

Capital expenditure increased by 5 per cent from R150 million
(US$19 million) in the September quarter to R156 million (US$21 million) in the December quarter mainly due to engineering
infrastructure maintenance and increased ore reserve
development.

Notional cash expenditure increased from R215,595 per kilogram
(US$858 per ounce) to R220,766 per kilogram (US$917 per
ounce) mainly due to the lower gold production.

Gold production is estimated to be lower in the March quarter due to a slow start-up after the Christmas break. Total cash cost is expected to increase mainly due to the lower gold production.
Capital expenditure is expected to decrease.

The estimate for the March 2010 quarter is as follows:
• Gold produced – 3,000 kilogram (96,000 ounces)
• Total cash cost* – R182,000 per kilogram (US$760 per ounce)
• Capital expenditure* – R140 million (US$19 million)
• Notional cash expenditure* – R235,000 per kilogram (US$980 per ounce)
* Based on an exchange rate of US$1 = R7.45.

South Deep project
Dec
2009
Sep
2009
Gold produced - kg
2,227
2,032
- 000’oz
71.6
65.3
Yield   - underground
- g/t
6.2
6.5
- combined - g/t
5.6
5.1
Total cash cost - R/kg
183,655
179,921
- US$/oz
763
716
Notional cash expenditure - R/kg
380,647
375,344
- US$/oz
1,581
1,493

Gold production at South Deep increased by 10 per cent from
2,032 kilograms (65,300 ounces) in the September quarter to
2,227 kilograms (71,600 ounces) in the December quarter. This increase was due to improved mining volumes as the mine builds its production base. Underground ore processed increased by 10 per cent from 347,000 tons in the September quarter to 383,000 tons in the December quarter albeit at a slightly lower yield. The combined yield increased from 5.1 grams per ton to 5.6 grams per ton due to a decrease in low grade surface tonnage from 52,000 tons to 12,000 tons quarter on quarter.
Development decreased by 4 per cent during the December
quarter from 2,715 metres to 2,606 metres. The new mine capital development in phase 1, sub 95 level, decreased by 25 per cent for the December quarter from 1,361 metres to 1,016 metres.
This decrease was due to the mining of larger dimension
infrastructure on 110 and 110a levels which required more ground support. Mechanised equipment breakdowns also contributed to this decrease. Focus has been placed on planned maintenance
processes to address this. Development in the current mine
areas above 95 level increased by 7 per cent for the December quarter from 1,298 metres to 1,394 metres. Raise boring
increased from 57 metres in the September quarter to 196 metres in the December quarter.

Operating costs increased by 11 per cent from R379 million
(US$48 million) in the September quarter to R421 million (US$56 million) in the December quarter in line with the build-up in employees for FULCO and the introduction of a more competitive remuneration package for trackless operators. The total cash cost increased by 2 per cent from R179,921 per kilogram in the
September quarter to R183,655 per kilogram in the December
quarter.

Operating profit increased by 54 per cent from R109 million
(US$14 million) in the September quarter to R168 million (US$22 million) in the December quarter. This was due to the increased gold production and the 9 per cent increase in the gold price received for the December quarter.

Capital expenditure increased by 11 per cent from R384 million
(US$49 million) in the September quarter to R427 million (US$57 million) in the December quarter, in line with the project build-up.
The increased expenditure was mainly on mechanised equipment, the new tailings dam and secondary support.

Notional cash expenditure increased from R375,344 per kilogram
(US$1,493 per ounce) to R380,647 per kilogram (US$1,581 per
ounce) due to the increase in operating cost and capital
expenditure.

South Deep will continue to focus on delivering the build-up to the planned development metres, the completion of the Twin Shaft infrastructure, the new tailings dam and delivery of increased gold production.

GOLD FIELDS RESULTS Q2F2010 I 8
The estimate for the March 2010 quarter is as follows:
• Gold produced – 2,200 kilograms (71,000 ounces)
• Total cash costs* – R192,000 per kilogram (US$800 per ounce)
• Capital expenditure* – R428 million (US$57 million)
• Notional cash expenditure* – R394,000 per kilogram (US$1,640 per ounce)
* Based on an exchange rate of US$1 = R7.45

West Africa region
Ghana

Tarkwa
Dec
2009
Sep
2009
Gold produced - 000’oz
172.8
175.1
Yield  - heap leach
- g/t
0.5
0.6
- CIL plant - g/t
1.4
1.4
- combined - g/t
1.0
1.1
Total cash cost - US$/oz
492
480
Notional cash expenditure - US$/oz
728
690

Gold production decreased from 175,100 ounces in the
September quarter to 172,800 ounces in the December quarter.
This was mainly due to a marginally lower combined yield and lower volumes processed at the CIL plant.

Total tons mined, including capital stripping, increased from 31.6 million tons in the September quarter to 31.9 million tons in the
December quarter. Ore mined was down to 5.1 million tons
compared with the previous quarter’s 5.3 million tons. Head grade for the December quarter was 1.18 grams per ton, marginally
lower than September quarter’s head grade of 1.20 grams per ton.
The strip ratio increased from 5.01 in the September quarter to
5.26 in the December quarter, which is in line with the longer term plan to improve mining flexibility.

The total feed to the CIL plant was 2.70 million tons compared with 2.87 million tons in the September quarter. CIL yield was maintained at 1.4 grams per ton. The CIL plant produced 125,300 ounces in the December quarter compared with 129,000 ounces
in the September quarter, mainly due to a decrease in throughput.

Total feed to the North heap leach at 2.31 million tons compares with 2.26 million tons in the September quarter. North heap leach yield for the quarter was maintained at 0.6 grams per ton. The high pressure grinder roller (HPGR) project at the South heap leach facilities was commissioned during November, a month
ahead of schedule, and contributed 1,800 ounces. The heap
leach facilities produced 47,500 ounces in the December quarter,
3 per cent higher than the 46,100 ounces produced in the
September quarter

Operating costs, including gold-in-process movements, at US$82 million (R612 million) in the December quarter were US$2 million lower than the US$84 million (R657 million) in the September quarter. Operating costs decreased as a result of the increased gold-in-process at the heap leach sections.

Operating profit at US$109 million (R818 million) in the December quarter compares with the US$85 million (R663 million) achieved in the September quarter due to the higher gold price.

Capital expenditure increased from US$33 million (R255 million)
to US$37 (R274 million) million for the December quarter, with new mining equipment, the HPGR project and pre-stripping at the
Teberebie cutback being the major items for the quarter.

Notional cash expenditure for the quarter was US$728 per ounce, compared with the previous quarter’s US$690 per ounce,
reflecting the increased capital expenditure and reduced
production.

Gold production for the March quarter is estimated to increase due to improved throughput. Capital expenditure should remain
unchanged.

The estimate for the March 2010 quarter is as follows:
• Gold produced – 184,000 ounces
• Total cash cost – US$505 per ounce
• Capital expenditure – US$37 million
• Notional cash expenditure – US$725 per ounce.

Damang
Dec
2009
Sep
2009
Gold produced - 000’oz
45.3
51.4
Yield                                        -
g/t
1.3
1.3
Total cash cost - US$/oz
643
622
Notional cash expenditure - US$/oz
791
637

Gold production decreased by 12 per cent from 51,400 ounces in the September quarter to 45,300 ounces in the December quarter.
This decrease was mainly due to a 13 day accelerated re-build of the SAG mill.

Total tons mined, including capital stripping, increased by 32 per cent from 2.5 million tons in September quarter to 3.3 million tons in December quarter. Ore mined increased from 0.8 million tons to 1.0 million tons and the strip ratio achieved was 2.40 compared with the September quarter’s 2.00.

Operating costs, including gold-in-process movements, decreased from US$31 million (R246 million) in the September quarter to
US$28 million (R212 million) in the December quarter. This was mainly due to less milling activity as a result of the SAG mill failure. Total cash cost increased from US$622 per ounce to
US$643 per ounce reflecting the decrease in ounces produced.

Operating profit increased from US$18 million (R141 million) in the
September quarter to US$21 million (R155 million) in the
December quarter.

Capital expenditure increased from US$3 million (R27 million) in the September quarter to US$6 million (R49 million) for the
December quarter mainly due to the timing of capital projects.
The majority of the capital spend was on exploration activities and the secondary crusher project.

Notional cash expenditure for the quarter was higher at US$791 per ounce compared with the previous quarter’s US$637 per
ounce mainly as a result of the timing of the capital projects and the lower production.
Gold production for the March 2010 quarter is estimated to be higher than the December quarter due to higher mechanical
availability of the plant. Capital expenditure is expected to be higher due to the secondary crusher project and an increase in exploration drilling.
The estimate for the March 2010 quarter is as follows:
• Gold produced – 52,000 ounces
• Total cash costs – US$625 per ounce
• Capital expenditure – US$9 million
• Notional cash expenditure – US$790 per ounce

9 I GOLD FIELDS RESULTS Q2F2010
South America region
Peru

Cerro Corona
Dec
2009
Sep
2009
Gold produced - 000’oz
34.5
33.4
Copper produced - tons
10,600
9,100
Total equivalent gold produced       - 000’ eq oz
98.4
88.5
Total equivalent gold sold - 000’ eq oz
99.9
89.1
Yield  - gold
- g/t
0.7
0.7
- copper - %
0.71
0.62
- combined - g/t
2.0
1.8
Total cash cost - US$/eq oz
378
349
Notional cash expenditure - US$/eq oz
617
599
Gold price * - US$/oz
1,090
966
Copper price * - US$/t
6,546
5,779
* Used to calculate total equivalent gold produced
Gold produced increased by 3 per cent from 33,400 ounces in the
September quarter to 34,500 ounces in the December quarter.
Copper produced increased by 16 per cent from 9,100 tons
produced in the September quarter to 10,600 tons produced in the
December quarter. During the December quarter concentrate with payable content of 35,600 ounces of gold was sold at an average gold price of US$1,083 per ounce and 10,700 tons of copper was sold at an average copper price of US$6,047 per ton, net of
treatment and refining charges. The higher gold and copper
production compared with the September quarter was due to
higher concentrate production, higher metal recoveries and a higher copper grade of the ore milled.

Total tons mined decreased as planned from 3.91 million tons in the September quarter to 2.63 million tons during the December quarter. The decrease relates to a reduction in waste mining in accordance with the mine plan to increase equipment availability for the construction of the tailings facility. Ore mined at 1.57 million tons was 3 per cent lower than September quarter’s 1.62 million tons. As a result of the lower waste mined, the strip ratio for the December quarter at 0.7 was half of the September
quarter’s strip ratio of 1.4.

Ore processed increased from 1.54 million tons in the September quarter to 1.56 million tons in the December quarter, with
concentrate production at 49,100 dry tons in the December
quarter compared with 41,200 dry tons in the September quarter.
Gold yield for the quarter was 0.7 grams per ton, in line with the
September quarter and copper yield was 0.71 per cent compared with 0.62 per cent in the September quarter, reflecting the higher copper head grade.

Operating costs, including gold-in-process movements, increased from US$31 million (R241 million) in the September quarter to
US$37 million (R277 million) in the December quarter. The
increased operating cost was mainly due to an increase in the statutory Workers Legal Participation of profits in line with higher earnings, increased concentrate freight cost and scheduled plant maintenance cost. Total cash cost was US$378 per equivalent
ounce sold compared with US$349 per equivalent ounce sold in the September quarter.

Operating profit at US$72 million (R539 million) compares with
US$55 million (R431 million) in the September quarter, reflecting higher equivalent ounces and metal prices.

Capital expenditure increased from US$23 million (R176 million)
in the September quarter to US$24 million (R183 million) in the
December quarter. The majority of the expenditure in the
December quarter was spent on construction of the second phase of the Tailings Management Facility.
Notional cash expenditure for the December quarter at US$617 per equivalent ounce was marginally higher than the previous quarter’s US$599 per equivalent ounce, mainly due to increased operating cost.

The estimate for the March 2010 quarter is as follows:
• Metals (gold and copper) produced – 100,000 equivalent
  ounces*
• Gold produced – 36,600 ounces
• Copper produced – 10,200 tons
• Total cash cost – US$355 per equivalent ounce
• Capital expenditure – US$22 million
•  Notional cash expenditure – US$575 per equivalent ounce
* Equivalent ounces are based on a gold price of US$1,085 per ounce and copper price of US$6,700 per ton.

Australasia region
Australia
St Ives
Dec
2009
Sep
2009
Gold produced - 000’oz
96.0
100.3
Yield - heap leach - g/t
0.4
0.6
- milling - g/t
2.2
2.4
- combined - g/t
1.7
1.9
Total cash cost - A$/oz
798
841
- US$/oz
724
698
Notional cash expenditure - A$/oz
1,149
1,086
- US$/oz
1,043
901
Gold produced decreased by 4 per cent from 100,300 ounces in the September quarter to 96,000 ounces in the December quarter.

Gold produced from the Lefroy mill decreased by 4 per cent, from
91,700 ounces to 88,000 ounces, due to a decrease in head
grade to the mill. Production from the heap leach decreased by
10 per cent, from 8,600 ounces to 7,800 ounces due to a reduced recovery rate.

At the open pit operations total tons of ore mined for the
December quarter at 1.64 million tons, was similar to the 1.63 million tons of ore mined in the September quarter. Grade
increased from 1.12 grams per ton to 1.30 grams per ton. The increase in grade was mainly due to the commencement of stage one of the Apollo pit. The average strip ratio, including capital waste, increased from 2.9 to 4.7 for the quarter as a result of the commencement of the Apollo pit and a focus on waste removal
within the Leviathan pit.

At the underground operations, 370,000 tons of ore was mined at
3.9 grams per ton for the December quarter, compared with
363,400 tons of ore mined at 4.5 grams per ton in the September quarter. The 14 per cent lower average grade was mainly due to lower grades from Belleisle.

Operating costs, including gold-in-process movements, decreased from A$84 million (R545 million) in the September quarter to A$78 million (R532 million) in the December quarter. The decrease in costs was primarily due to a reduction in royalties as a result of the termination last quarter of the Morgan Stanley royalty.
Therefore, no royalty was paid in the December quarter compared with A$6 million in the September quarter and A$10 million in the
June quarter, giving an effective saving going forward of A$10 million per quarter.

Operating profit increased from A$32 million (R210 million) to
A$37 million (R253 million), mainly due to increased Australian dollar gold price and the reduced operating costs.

GOLD FIELDS RESULTS Q2F2010 I 10
Capital expenditure increased from A$23 million (R152 million) to
A$31 million (R212 million). The increased capital expenditure was primarily due to the commencement of underground
development at Athena and pre-stripping of the Apollo open pit which is now providing higher grade open pit ore.

Notional cash expenditure increased from A$1,086 per ounce
(US$901 per ounce) in the September quarter to A$1,149 per
ounce (US$1,043 per ounce) as a result of the increased capital expenditure.

The estimate for the March 2010 quarter is as follows:
• Gold produced – 100,000 ounces
• Total cash cost* – A$755 per ounce (US$680 per ounce)
• Capital expenditure* – A$31 million (US$28 million)
• Notional cash expenditure* – A$1,140 per ounce (US$1,030
    per ounce)
* Based on A$1=US$0.90.

Agnew
Dec
2009
Sep
2009
Gold produced - 000’oz
46.9
45.9
Yield - g/t
5.8
6.1
Total cash cost - A$/oz
509
566
- US$/oz
461
470
Notional cash expenditure - A$/oz
856
819
- US$/oz
777
679

Gold production increased 2 per cent from 45,900 ounces in the
September quarter to 46,900 ounces in the December quarter.
Tons processed increased from 235,000 tons in the September
quarter to 250,000 tons in the December quarter with yield
marginally lower at 5.8 grams per ton due to increased milling of low grade stockpiles.

Ore mined from underground increased by 4 per cent from
147,000 tons in the September quarter at a head grade of 9.5 grams per ton to 153,000 tons in the December quarter at a head grade of 10.6 grams per ton. The grade increase was due to
mining predominantly in Kim Lode, with only minimal production from the lower grade Main Lode.

Operating costs, including gold-in-process movements, decreased
13 per cent from A$26 million (R171 million) in the September quarter to A$23 million (R158 million) in the December quarter.
Costs remained steady with lower processing costs counter-
balancing higher mining costs. Gold-in-process movements had a net positive impact of A$4 million when compared with the prior quarter. Total cash cost per ounce decreased from A$566 per
ounce (US$470 per ounce) in the September quarter to A$509 per ounce (US$461 per ounce) in the December quarter.

Operating profit increased from A$26 million (R170 million) in the
September quarter to A$34 million (R229 million) in the December quarter. This was primarily due to increased revenue resulting from the higher Australian dollar gold price, improved production volumes and the net A$4 million change in gold-in-process
movements.

Capital expenditure was higher at A$15 million (R100 million)
compared with A$13 million (R81 million) in the September
quarter. This was mainly due to additional expenditure on
exploration drilling in Kim Lode.

Notional cash expenditure increased from A$819 per ounce
(US$679 per ounce) in the September quarter to A$856 per ounce
(US$777 per ounce) in the December quarter due to increased
capital expenditure.

The estimate for the March 2010 quarter is as follows:
•  Gold produced – 48,000 ounces
•  Total cash cost* – A$560 per ounce (US$505 per ounce)
•  Capital expenditure* – A$14 million (US$12 million)
•  Notional cash expenditure* – A$850 per ounce (US$765 per
   ounce)
* Based on A$1=US$0.90.

Quarter ended 31 December 2009
compared with quarter ended 31
December 2008

Group attributable gold production increased by 7 per cent from
839,000 ounces for the quarter ended December 2008 to 900,000 ounces for the quarter ended December 2009.

At the South African operations gold production increased from
501,000 ounces to 523,000 ounces. Driefontein’s gold production decreased by 4 per cent from 195,000 ounces to 187,000 ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production increased by 3 per cent from
152,000 ounces to 157,000 ounces due to the completion of the refurbishment of Main shaft late in the December 2008 quarter.
Beatrix’s gold production was flat at 107,000 ounces. South
Deep’s gold production increased from 47,000 ounces to 72,000 ounces due to the mine being in a build-up phase.

At the West African operations total managed gold production increased from 190,000 ounces for the quarter ended December
2008 to 218,000 ounces for the quarter ended December 2009.
Damang’s gold production decreased by 11 per cent to 45,000
ounces, due to a 13 day accelerated re-build of the mill during the
December 2009 quarter. Tarkwa increased by 24 per cent to
173,000 ounces due to the completion of the expanded CIL plant.

In South America, gold equivalent production at Cerro Corona increased from 62,000 ounces in the December 2008 quarter to
98,000 ounces in the December 2009 quarter. This time last year the mine was still in a build-up phase.

At the Australasian operations gold production decreased by 7 per cent from 154,000 ounces in the December 2008 quarter to
143,000 ounces in the December 2009 quarter. St Ives
decreased by 12 per cent from 109,000 ounces to 96,000 ounces.
This was mainly due to a reduction in throughput and lower
grades from surface and underground ore. Production at Agnew increased by 4 per cent to 47,000 due to increased volumes from the higher grade Kim Lode.

Revenue increased by 14 per cent from R7,074 million (US$718 million) to R8,067 million (US$1,076 million). The 6 per cent higher average gold price at R263,828 per kilogram (US$1,096 per ounce) compares with R250,058 per kilogram (US$792 per
ounce) achieved for the quarter ended December 2008. The US
dollar strengthened from US$1 = R9.82 to US$1 = R7.49 or 24 per cent, while the rand/Australian dollar weakened by 1 per cent from
A$1 = R6.70 to R6.80.

Operating costs, including gold-in-process movements, increased from R4,509 million (US$450 million) to R4,589 million (US$613 million). The increase in costs was mainly due to annual wage increases and increases in electricity costs at the South African operations. Total cash cost for the Group decreased from
R153,893 per kilogram (US$487 per ounce) to R147,648 per
kilogram (US$613 per ounce) due to increased gold production, partially offset by higher costs.

At the South African operations operating costs increased by 15 per cent from R2,430 million (US$239 million) for the December
2008 quarter to R2,798 million (US$374 million) for the December
2009 quarter. This was due to the annual wage increase, an
approximate 36 per cent increase in electricity costs and normal inflationary increases in stores and contractors, partially offset by

11 I GOLD FIELDS RESULTS Q2F2010
the cost saving initiatives implemented during the year. Total cash cost at the South African operations increased from
R148,944 per kilogram to R165,707 per kilogram as a result of the above.

At the West African operations, operating costs, including gold-in-
process movements, were similar at US$110 million. At the South
American operation, operating costs including gold-in-process movements at Cerro Corona increased from US$26 million in the
December 2008 quarter to US$37 million in the December 2009
quarter in line with the increase in production.

At the Australian operations, operating costs including gold-in-
process movements, decreased from A$115 million to A$101
million mainly due to the termination of the Morgan Stanley royalty at St Ives.

Operating profit increased from R2,566 million (US$268 million) to
R3,478 million (US$463 million).

After accounting for the above items, amoritsation, sundry costs and taxation, net earnings amounted to R1,409 million (US$187 million), compared with R483 million (US$54 million) for the quarter ended December 2008.

Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,022 million (US$135 million) for the quarter ended December 2009, compared with R542 million
(US$60 million) for the quarter ended December 2008.

Exploration and corporate development

Activities by the Gold Fields Exploration Group remained at a high level during the quarter with drilling programmes on nine
greenfields projects in six countries (Australia, Philippines, Peru,
Chile, Canada and Kyrgyzstan) as well as at the near mine
exploration at St Ives, Agnew and Damang.

In addition to the ongoing exploration projects, the Group
maintains an aggressive business development function to seek out and evaluate the most attractive exploration opportunities available for joint ventures or acquisitions largely within the countries and belts in which Gold Fields is currently active.

Advanced drilling projects
At the Chucapaca Project in southern Peru, where Gold Fields expects to earn a 51 per cent interest in a joint venture with
Buenaventura during the March quarter (NYSE “BVN”), initial
resource delineation drilling continued on the Canahuire target and is scheduled for completion during the March quarter. Initial drilling commenced on the Katrina satellite targets during the quarter. In addition to resource estimation and pit optimisation, other elements of the scoping study (including metallurgical test work, site studies, operating and capital cost estimations) are in progress and on track for completion by the end of March 2010.

At the Talas Project in northern Kyrgyzstan, where Gold Fields can earn up to a 70 per cent interest in a joint venture with Orsu
Metals Corporation (TSX: “OSU” and AIM: “OSU”), resource
delineation drilling was concluded in November 2009 at the
Taldybulak Au-Cu porphyry target. Other key components of the internal scoping study are in progress including metallurgical test work, site layout studies, costing, block modelling and pit
optimisations. Internal scoping is expected to be completed
during the March quarter.

At the Yanfolila Project (including the Komana and Sankarani
Projects) in southern Mali, Gold Fields completed the purchase of all of the outstanding shares of Glencar Mining during the
December quarter and now controls a large position (~191,000 hectares) in the Yanfolila Belt. Field activities resumed in October
2009 with an aggressive resource delineation drilling programme at the Komana East and West deposit areas. Other exploration activities in the belt include initial drilling programmes at the
Bokoro targets on the Sankarani licenses and target definition surveys on several prospect areas within the Solona license.

At the Arctic Platinum Project in Finland, a 10-hole, 1,000 metre drilling programme commenced in January 2010 to provide
sample material for metallurgical test work which will investigate the complete process from ore preparation through flotation to hydrometallurgical treatment of the flotation concentrate. Other activities to be completed during the year include external
engineering reviews of the 2005 and 2008 feasibility studies, and, the 2009 hydrometallurgical process (Platsol) desktop study in order to update the capital and operating costs for the total project as well as external audits and updates of the Konttijärvi,
Ahmavaara, Vaaralampi and SK Reef resource models.
Initial drilling projects
At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields is earning into an 80 per cent interest in four porphyry Au-Cu project areas from Clancy Exploration Ltd (ASX:
”CLY”), diamond drilling at the Myall Project has intersected significant sections of potassic alteration with associated sulphide
(chalcopyrite-pyrite ± bornite) and quartz veining. At Cowal East a diamond drilling programme is currently testing three targets.
Significant potassic magnetite-biotite-pyrite±chalcopyrite alteration of diorite and volcanics was intersected at the Eurowie target which is characteristic of the alteration present in the upper disseminated zone of the Cadia East porphyry Cu-Au deposit.
Results are awaited. A detailed aeromagnetic survey has been completed at the Wellington North Project and processing will be completed in the March quarter. Significant copper and zinc
anomalism has been identified in aircore drilling at the
Currumburrama Option project which is coincident with the main geophysical target zone, and consistent with a Lake Cowal style mineralised system.

At the Batangas joint venture in the Philippines, where Gold Fields can earn up to a 75 per cent interest in a joint venture with
Mindoro Resources Ltd. (TSX.V: “MIO”), initial diamond drilling is in progress on the El Paso porphyry Cu-Au target. A project-wide, detailed aeromagnetic survey was completed in December 2009
which is expected to provide a framework for further targeting and focussing exploration over an area of about 28,000 hectares.

At the SBX joint venture in Chile, where Gold Fields can earn up to 90 per cent on three claims held by SBX Asesorias e
Inversiones and 100 per cent on a fourth property under a
separate option agreement with S.C.M. Aguas Heladas, field
activities resumed in October 2009 after the winter hiatus. A
CSAMT geophysical survey and follow-up diamond drilling were completed at the Pircas project where scout RC drilling in financial
2009 had intersected significant Au mineralisation associated with oxidised structurally-controlled vuggy silica breccias. Drilling will continue in the March quarter to test a large resistivity anomaly detected by the CSAMT survey.

At the Woodjam Project in B.C., Canada, Gold Fields can earn up to a 75 per cent interest in the Woodjam North joint venture with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V: “FEX”)
and Cariboo Rose Resources (TSX.V: “CRB”)). Field work
included geological mapping, soil geochemical sampling, IP-
resistivity and gravity geophysical surveys, an aeromagnetics survey and 4,583 metres of initial diamond drilling in 14 holes on the Takom and Deerhorn porphyry Au-Cu targets.

At the Toodoggone joint venture in B.C., Canada, where Gold
Fields can earn up to a 75 per cent interest in a joint venture with
Cascadero Copper Corp. (TSX.V: “CCD”), the initial diamond
drilling programme concluded for the season in October 2009. In
December 2009, Gold Fields received written notification from the
First Nations tribal groups in the Toodoggone project area stating their opposition to mining and mineral exploration. This
declaration contradicts their previous position which had
supported the exploration activity. Clarification will be sought in further discussions with the First Nations groups before planning further work on the project.

GOLD FIELDS RESULTS Q2F2010 I 12
Near mine exploration
At St. Ives in Western Australia, the outcome of exploration efforts over the past twelve to eighteen months is that the Argo – Athena camp is now recognised as a significant new field and requires an accelerated exploration strategy to support sustainable growth.
The exploration team has been tasked to prepare a sustained 3-
year exploration programme and budget to advance open pit and underground projects in this camp. Success with new open-
pittable resources has also been achieved at Hamlet, Apollo and
Dianna, with emerging potential at Yorrick and Poseidon.
Additional funding has been granted to accelerate the Hamlet,
Poseidon and Yorrick projects.

At Athena the mining of the decline is on schedule. At Yorick
South, drilling focused on shallow high grade areas and results from recent reverse circulation (RC) drilling are showing
similarities to mineralisation at Hamlet. At Poseidon, diamond and
RC drilling are indicating a larger mineralised system than the original models with emerging potential for new open-pittable resources.

Resource definition and extensional drilling programmes continue with encouraging results at the Cave Rocks, Northern Naiad and
Argo underground mines. Good progress is being made with the ongoing review and consolidation of modelling and resource
estimation at the Revenge, Neptune, and Leviathan surface
mines. At Apollo, within the Argo – Athena camp, mining was able to start a month earlier than planned and extensional drilling was completed.

At Agnew, indicative results from the surface directional drilling programme suggest that the Kim Lode below current infra-
structure maintains a 4 metre true width averaging +5 grams per ton Au over a strike length of 250-275 metres. The adjacent
Edmunds Lode averages a 3 metre true width at +5 grams per ton
Au and has a strike length of 80-120 metres. At least one area of bulk mining potential has been identified.

At Damang, the phase 1 drilling programme at Huni Gap within the Greater Damang project has been completed. Assay results have confirmed continuity of mineralisation in this gap between the Huni and DCPB pit shells. To the immediate south of the
DPCB, at Juno, drilling has commenced on a combined RC and
diamond drilling infill programme within the limits of the previous pit shell. The initial RC drilling is showing prominent veining with sulphide mineralisation in all lithologies below the pit floor. Further to the south, drill pad preparation and resource modelling are in progress at the Nyame and Tamang projects, all of which make up the Greater Damang project. At Abosso Deeps, which is a
conglomerate reef underground mining project, the deeper Phase
1B drilling was delayed until mid-January due to the lack of drill rig availability.

At Cerro Corona, in Peru there has been no activity during the quarter. In the aftermath of the community unrest experienced in
September 2009 against exploration in the Hualgayoc District, the
Gold Fields – Buenaventura joint venture decided to declare an indefinite suspension of field activities. The situation is continually monitored and field activities will resume when appropriate.

Corporate development
Business development activities this quarter included the
successful conclusion of two new greenfields exploration deals in
South America. One is a joint venture to earn-in up to 70 per cent of selected properties owned by Vena Resources Inc. (TSX.V:
“VEM”) in the Esquilache District which is located within the region around the Chucapaca Project in Southern Peru. The other is an option to acquire 100 per cent of the Pedernales Project from a private owner. The Pedernales property is located in the vicinity of the SBX joint venture and Pircas projects in northern Chile.
Evaluations and negotiations are in progress for other attractive acquisitions and joint ventures close to our existing projects and operations in the Philippines, Australia, Ghana, Mali, Peru and
Kyrgyzstan.

Corporate

Appointment to the Gold Fields Board of Directors
On 18 November 2009 Gold Fields announced the appointment of
Mr Paul Schmidt CA (SA) as Financial Director with effect from 6
November 2009. Paul was promoted to Chief Financial Officer of the Group on 1 January 2009.

Cash dividend
In line with the company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to shareholders as follows:

- interim dividend number 72:
50 SA cents per share
- last date to trade cum-dividend: Friday 19 February 2010
- sterling and US dollar
conversion date:
Monday 22 February 2010
- trading commences ex-dividend: Monday 22 February 2010
- record date:
Friday 26 February 2010
- payment date: Monday 1 March 2010

Share certificates may not be dematerialised or rematerialised between Monday, 22 February 2010 and Friday, 26 February
2010, both dates inclusive.

Outlook

In the March 2010 quarter attributable gold production is
estimated at 850,000 attributable equivalent ounces, with a
decrease in production at the South Africa region due to the slow start-up after the Christmas break. Production at all the other regions is expected to increase. Total cash cost is estimated at
US$650 per ounce (R156,000 per kilogram) compared with
US$613 per ounce (R147,648 per kilogram) in the December
quarter. The March estimate is based on an exchange rate of
R/US$7.45 and US$/A$0.90, compared with R/US$7.49 and
US$/A$0.91 achieved in the December quarter. NCE is estimated at US$950 per ounce (R228,000 per kilogram) compared with
US$900 per ounce (R216,830 per kilogram) in the December
quarter. The above is subject to the forward looking statement.
The estimated financial information has not been reviewed and reported on by Gold Fields’ auditors in accordance with Section
8.40 (a) of the Listing Requirements of the JSE Securities
Exchange of South Africa.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting.
The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.

N.J. Holland
Chief Executive Officer
4 February 2010

13 I GOLD FIELDS RESULTS Q2F2010
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
December
2009
September
2009
December
2008
December
2009
December
2008
Revenue
8,066.9
7,415.8                    7,074.4                15,482.7
12,798.0
Operating costs, net
4,589.0
4,628.6                    4,508.5                 9,217.6
8,658.2
-
Operating
costs
4,665.4
4,644.1                    4,542.3                 9,309.5
8,775.5
- Gold inventory change
(76.4)
(15.5)                     (33.8)                   (91.9)
(117.3)
Operating profit
3,477.9
2,787.2                   2,565.9                  6,265.1
4,139.8
Amortisation and depreciation
1,156.0
1,173.8                   1,032.8                  2,329.8
1,934.3
Net operating profit
2,321.9
1,613.4                   1,533.1                  3,935.3
2,205.5
Net interest paid
(23.1)
(49.2)                  (164.2)                    (72.3)
(275.7)
Share of gain/(loss) of associates after taxation
43.8
(15.8)                    (46.6)                        28.0
(150.8)
Gain/(loss) on foreign exchange
7.7
(62.7)                      45.5
(55.0)
39.4
Loss on financial instruments
(54.7)
(131.8)                     (65.9)                   (186.5)
(121.7)
Share-based payments
(121.1)
(120.1)                     (94.3)                   (241.2)
(188.2)
Other
(25.3)
(5.4)                    (51.5)                     (30.7)
(72.5)
Exploration
(167.7)
(132.8)                   (136.1)                   (300.5)
(203.8)
Profit before taxation and exceptional items
1,981.5
1,095.6                   1,020.0                   3,077.1
1,232.2
Exceptional gain/(loss)
432.0
666.8                       (5.0)
1,098.8
109.4
Profit before taxation
2,413.5
1,762.4                   1,015.0                   4,175.9
1,341.6
Mining and income taxation
831.4
638.1                      496.1
1,469.5
753.0
-
Normal taxation
403.6
332.5                      119.5                     736.1
256.4
-
Royalties
107.5
97.5                        79.0                     205.0
145.6
-
Deferred taxation
320.3
208.1                      297.6                     528.4
351.0
Net profit
1,582.1
1,124.3                       518.9
2,706.4
588.6
Attributable to:
- Owners of the parent
1,408.6
 1,007.2                      483.1
2,415.8
522.3
- Non-controlling interest
173.5
117.1                         35.8                    290.6
66.3
Exceptional items:
Profit on sale of investments
30.0
728.7                           1.6
758.7
0.7
Profit/(loss) on sale of assets
0.1
1.0                        (2.9)                       1.1
(1.0)
Restructuring costs
2.6
(5.8)                        (2.9)                    (3.2)
(21.7)
Insurance claim – South Deep
-
-                       (0.8)
-
131.4
Gain on financial instrument
402.1
-                            -
402.1
-
Impairment of investments
(2.8)
(57.1)                              -
(59.9)
-
Total exceptional items
432.0
666.8                         (5.0)
1,098.8
109.4
Taxation
(57.3)
(114.6)                           0.8
(171.9)
(45.3)
Net exceptional items after taxation and minorities
374.7
552.2                         (4.2)                   926.9
64.1
Net earnings
1,408.6
1,007.2                        483.1
2,415.8
522.3
Net earnings per share (cents)
200
143 7                    4 343
80
Diluted earnings per share (cents)
198
141                            69                      339
75
Headline earnings
1,381.4
451.6                       484.1
1,833.0
523.0
Headline earnings per share (cents)
196
64                           74                       260
80
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/( loss) of associates after taxation
1,021.9
624.8                       542.3
1,646.7
662.6
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)
145
89                           83                       234
101
Gold sold – managed kg
30,576
30,750                       28,291                 61,326
54,596
Gold price received
R/kg
263,828
241,164                     250,058               252,464
234,413
Total cash cost
R/kg
147,648
147,343                     153,893               147,495
153,685
Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Six months to
SOUTH AFRICAN RAND
December
2009
September
2009
December
2008
December
2009
December
2008
Net profit for the quarter
1,582.1
1,124.3                      518.9
2,706.4
588.6
Other comprehensive income/(expenses), net of tax
587.6
(953.2)                   1,442.2                  (365.6)
(15.8)
Marked to market valuation of listed investments
(10.9)
(197.3)                   (827.3)                  (208.2)
(1,710.5)
Currency translation adjustments and other
608.9
(846.2)                  2,255.6                   (237.3)
1,604.4
Share of equity investee’s other comprehensive income
0.7
11.7                       13.9                         12.4
90.3
Deferred taxation on marked to market valuation of listed investments
(11.1)
78.6                             -
67.5
-
Total comprehensive income for the quarter
2,169.7
171.1                   1,961.1                    2,340.8
572.8
Attributable to:
- Owners of the parent
1,979.0
78.7                   1,892.5                    2,057.7
474.9
- Non-controlling interest
190.7
92.4                        68.6                      283.1
97.9
2,169.7
171.1                    1,961.1                   2,340.8
572.8

GOLD FIELDS RESULTS Q2F2010 I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
UNITED STATES DOLLARS
December
2009
September
2009
December
2008
December
2009
December
2008
Revenue
1,075.6
948.3
718.1
2,023.9
1,457.6
Operating costs, net
613.0
591.9             450.0
1,204.9
986.1
-
Operating
costs
623.0
593.9
452.6
1,216.9
999.5
- Gold inventory change
(10.0)
(2.0)              (2.6)             (12.0)
(13.4)
Operating profit
462.6
356.4
268.1
819.0
471.5
Amortisation and depreciation
154.4
150.1             103.8             304.5
220.3
Net operating profit
308.2
206.3
164.3
514.5
251.2
Net interest paid
(3.2)
(6.3)            (17.0)               (9.5)
(31.4)
Share of gain/(loss) of associates after taxation
5.7
(2.0)              (3.7)                 3.7
(17.2)
Gain/(loss) on foreign exchange
0.8
(8.0)                5.3
(7.2)
4.5
Loss on financial instruments
(7.5)
(16.9)              (6.7)             (24.4)
(13.9)
Share-based payments
(16.1)
(15.4)              (9.3)             (31.5)
(21.4)
Other
(3.3)
(0.7)              (5.6)               (4.0)
(8.3)
Exploration
(22.3)
(17.0)            (14.5)              (39.3)
(23.2)
Profit before taxation and exceptional items
262.3
140.0
112.8
402.3
140.3
Exceptional gain/(loss)
58.3
85.3              (2.3)             143.6
12.5
Profit before taxation
320.6
225.3
110.5
545.9
152.8
Mining and income taxation
110.5
81.6               52.6             192.1
85.8
-
Normal
taxation
53.7
42.5               11.5               96.2
29.2
-
Royalties
14.3
12.5                 8.0               26.8
16.6
-
Deferred
taxation
42.5
26.6               33.1               69.1
40.0
Net profit
210.1
143.7               57.9             353.8
67.0
Attributable to:
- Owners of the parents
187.1
128.7               54.2             315.8
59.4
- Non-controlling interest
23.0
15.0                 3.7               38.0
7.6
Exceptional items:
Profit on sale of investments
6.0
93.2                 0.2               99.2
0.1
Profit/(loss) on sale of assets
-
0.1              (0.3)                 0.1
(0.1)
Restructuring costs
0.3
(0.7)              (0.1)              (0.4)
(2.5)
Insurance claim – South Deep
-
-              (2.1)
-
15.0
Gain on financial instrument
52.6
-                   -
52.6
-
Impairment of investments
(0.6)
(7.3)                   -
(7.9)
-
Total exceptional items
58.3
85.3              (2.3)             143.6
12.5
Taxation
(7.8)
(14.7)                0.8
(22.5)
(5.2)
Net exceptional items after taxation and minorities
50.5
70.6              (1.5)             121.1
7.3
Net earnings
187.1
128.7
54.2
315.8
59.4
Net earnings per share (cents)
27
18                   8                  45
9
Diluted earnings per share (cents)
26
18                   7                 44
8
Headline earnings
182.0
57.7
54.6
239.7
59.6
Headline earnings per share (cents)
26
8                   8                 34
9
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation
135.4
79.9
59.9
215.3
75.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profit/(loss) of associates after taxation (cents)
20
11
10
31
12
South African rand/United States dollar conversion rate
7.49
7.82
9.82
7.65
8.78
South African rand/Australian dollar conversion rate
6.80
6.49               6.70              6.64
6.82
Gold sold – managed
oz (000)
983
989
910
1,972
1,755
Gold price received
US$/oz
1,096
959                792
1,026
830
Total cash cost
US$/oz
613
586                487               600
544

Statement of comprehensive income
International Financial Reporting Standards Basis
Quarter
Six months to
UNITED STATES DOLLARS
December
2009
September
2009
December
2008
December
2009
December
2008
Net profit for the quarter
210.1
143.7              57.9             353.8
67.0
Other comprehensive income/(expenses), net of tax
(138.0)
372.8          (776.0)             234.7
(914.0)
Marked to market valuation of listed investments
(1.9)
(25.3)            (80.7)             (27.2)
(194.8)
Currency translation adjustments and other
(134.9)
386.5          (696.0)              251.5
(729.5)
Share of equity investee’s other comprehensive income
0.1
1.5                0.7                 1.6
10.3
Deferred taxation on marked to market valuation of listed investments
(1.3)
10.1                   -
8.8
-
Total comprehensive income/(expenses) for the quarter
72.1
516.5            718.1              588.5
(847.0)
Attributable to:
- Owners of the parent
60.4
474.8          (676.5)              535.1
(801.1)
- Non-controlling interest
11.7
41.7            (41.6)               53.4
(45.9)
72.1
516.5           (718.1)             588.5
(847.0)

15 I GOLD FIELDS RESULTS Q2F2010
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2009
September
2009
December
2008
December
2009
September
2009
December
2008
Net earnings
1,408.6
1,007.2 483.1
187.1
128.7 54.2
Profit on sale of investments
(30.0)
(728.7) (1.6)
(6.0)
(93.2) (0.2)
Taxation effect on sale of investments
-
116.6                     -
0.3
14.9                     -
(Profit)/loss on sale of assets
(0.1)
(1.0)                  2.9
-
(0.1)                  0.3
Taxation effect of profit/(loss) on sale of fixed assets
0.1
0.4                (0.3)
-
0.1                     -
Impairment of investments and other
2.8
57.1                     -
0.6
7.3                  0.3
Headline earnings
1,381.4
451.6 484.1
182.0
57.7 54.6
Headline earnings per share – cents
196
64 74
26
8 8
Based on headline earnings as given above divided by
705,213,542 for December 2009 (September 2009 –
704,878,283 and December 2008 – 653,341,082) being the
weighted average number of ordinary shares in issue.
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
December
2009
June
2009
December
2009
June
2009
Property, plant and equipment
51,647.5
48,337.4
6,751.3
5,997.2
Goodwill
4,458.9
4,458.9
582.9
553.2
Non-current assets
921.8
886.7
120.5
110.0
Investments
1,646.5
2,970.8
215.2
368.6
Current assets
7,601.7
8,548.1
993.7
1,060.6
- Other current assets
5,773.5
5,744.2
754.7
712.7
- Cash and deposits
1,828.2
2,803.9
239.0
347.9
Total assets
66,276.4
65,201.9
8,663.6
8,089.6
Shareholders’ equity
44,725.2
42,669.4
5,846.4
5,294.0
Deferred taxation
6,549.8
6,128.8
856.2
760.4
Long-term loans
4,822.7
6,334.3
630.4
785.9
Environmental rehabilitation provisions
2,325.0
2,267.9
303.9
281.4
Post-retirement health care provisions
21.2
20.5
2.8
2.5
Other long-term provisions
29.6
31.2
3.9
3.9
Current liabilities
7,802.9
7,749.8
1,020.0
961.5
- Other current liabilities
4,128.8
5,188.6
539.7
643.7
- Current portion of long-term loans
3,674.1
2,561.2
480.3
317.8
Total equity and liabilities
66,276.4
65,201.9
8,663.6
8,089.6
South African rand/US dollar conversion rate
7.65
8.06
South African rand/Australian dollar conversion rate
6.72
6.43
Debt maturity ladder
Figures are in millions unless otherwise stated
F2010
F2011
F2012
F2013
to F2017
Total
Available loan facilities (committed and uncommitted), including preference shares and commercial paper
R'million
4,712.0              856.4
- 2,500.0
8,068.4
US$'million
4.0               321.9               513.0                76.1               915.0
Dollar debt translated to rand 30.6 2,462.7 3,923.9 582.2
6,999.4
Total (R’m)
4,742.6
3,319.1
3,923.9
3,082.2
15,067.8
Utilisation – Loan facilities (committed and uncommitted), including preference shares and commercial paper
R'million
3,410.0              856.4
- -
4,266.4
US$'million
4.0                10.9
461.9                76.1
552.9
Dollar debt translated to rand 30.6 83.6 3,533.9 582.3
4,230.4
Total (R’m)
3,440.6
940.0
3,533.9
582.3
8,496.8
Long-term loans per balance sheet (R’m)
4,822.7
Current portion of long-term loans per balance sheet (R’m)
3,674.1
Total loans per balance sheet (R’m)
8,496.8
Exchange rate: US$1 = R7.65 being the closing rate at the end of the December 2009 quarter.

GOLD FIELDS RESULTS Q2F2010 I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
DECEMBER 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 September 2009
31,478.8
(1,944.1)
10,319.3
2,612.0
42,466.0
Total comprehensive income - 570.4 1,408.6 190.7
2,169.7
Profit for the quarter - - 1,408.6 173.5
1,582.1
Other comprehensive income - 570.4 - 17.2
587.6
Share-based payments - 121.1 - -
121.1
Transactions with minority interest - - - (56.3)
(56.3)
Exercise of employee share options 24.7 - - -
24.7
Balance as at 31 December 2009
31,503.5
(1,252.6)
11,727.9
2,746.4
44,725.2
UNITED STATES DOLLARS
DECEMBER 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 September 2009
4,591.6
(597.7)
1,413.8
354.4
5,762.1
Total comprehensive (expenses)/income - (126.7) 187.1 11.7
72.1
Profit for the quarter - - 187.1 23.0
210.1
Other comprehensive (expenses)/income - (126.7) - (11.3)
(138.0)
Share-based payments - 16.1 - -
16.1
Transactions with minority interest - - - (7.1)
(7.1)
Exercise of employee share options 3.2 - - -
3.2
Balance as at 31 December 2009
4,594.8
(708.3)
1,600.9
359.0
5,846.4
SOUTH AFRICAN RAND
DECEMBER 2008 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 September 2008
31,371.7
(907.3)
8,576.3
2,177.4
41,218.1
Total comprehensive income - 1,409.4 483.1 68.6
1,961.1
Profit for the quarter - - 483.1 35.8
518.9
Other comprehensive income - 1,409.4 - 32.8
1,442.2
Dividends paid - - (0.3) -
(0.3)
Share-based payments - 94.3 - -
94.3
Exercise of employee share options 9.2 - - -
9.2
Balance as at 31 December 2008
31,380.9
596.4
9,059.1
2,246.0
43,282.4
UNITED STATES DOLLARS
DECEMBER 2008 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 30 September 2008
4,579.4
(868.1)
1,211.8
274.6
5,197.7
Total comprehensive (expenses)/income - (730.7) 54.2 (41.6)
(718.1)
Profit for the quarter - - 54.2 3.7
57.9
Other comprehensive (expenses)/income - (730.7) - (45.3)
(776.0)
Share-based payments - 9.3 - -
9.3
Exercise of employee share options 1.0 - - -
1.0
Balance as at 31 December 2008
4,580.4
(1,589.5)
1,266.0
233.0
4,489.9

17 I GOLD FIELDS RESULTS Q2F2010

Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Six months to
SOUTH AFRICAN RAND
December
2009
September
2009
December
2008
December
2009
December
2008
Cash flows from operating activities
2,105.1
1,263.0
1,787.1
3,368.1
1,755.4
Profit before tax and exceptional items
1,981.5
1,095.6
1,020.0
3,077.1
1,232.2
Exceptional items
432.0
666.8              (5.0)
1,098.8
109.4
Amortisation and depreciation
1,156.0
1,173.8          1,032.8          2,329.8
1,934.3
Change in working capital
(949.2)
(506.6)           (269.2)
(1,455.8)
(846.2)
Taxation paid
(123.4)
(704.6)           (132.5)           (828.0)
(1,045.1)
Other non-cash items
(391.8)
(462.0)             141.0
(853.8)
370.8
Dividends paid
-
(564.1)
(0.3)
(564.1)
(784.8)
Ordinary shareholders
-
(564.1)
(0.3)
(564.1)
(784.8)
Cash flows from investing activities
(2,008.1)
(1,781.9)
(2350.2)
(3,790.0)
(4,258.1)
Capital expenditure – additions
(1,967.3)
(1,746.3)
(2,345.2)
(3,713.6)
(4,158.0)
Capital expenditure – proceeds on disposal
2.5
3.0                0.2                 5.5
2.4
Royalty termination
-
(1,998.9)                   -
(1,998.9)
-
Purchase of investments
(89.1)
(297.3)                 3.5
(386.4)
(83.3)
Proceeds on the disposal of investments
52.7
2,266.3                    -
2,319.0
-
Environmental and post-retirement health care payments
(6.9)
(8.7)              (8.7)             (15.6)
(19.2)
Cash flows from financing activities
(631.2)
644.0
(331.4)
12.8
2,266.3
Loans received
3,800.0
3,369.4
832.5
7,169.4
4,120.4
Loans repaid
(4,455.9)
(2,738.6)          (1173.1)        (7,194.5)
(1,866.0)
Shares issued
24.7
13.2                9.2               37.9
11.9
Net cash outflow
(534.2)
(439.0)
(894.8)
(973.2)
(1,021.2)
Translation adjustment
84.6
(87.1)             130.3              (2.5)
67.5
Cash at beginning of period
2,277.8
2,803.9          1,818.1          2,803.9
2,007.3
Cash at end of period
1,828.2
2,277.8
1,053.6
1,828.2
1,053.6
Quarter
Six months to
UNITED STATES DOLLARS
December
2009
September
2009
December
2008
December
2009
December
2008
Cash flows from operating activities
279.2
165.3
186.1
444.5
185.4
Profit before tax and exceptional items
262.3
140.0
112.8
402.3
140.3
Exceptional items
58.3
85.3              (2.3)             143.6
12.5
Amortisation and depreciation
154.4
150.1            103.8              304.5
220.3
Change in working capital
(125.5)
(64.8)            (21.9)           (190.3)
(96.4)
Taxation paid
(17.8)
(86.2)            (18.8)           (104.0)
(133.5)
Other non-cash items
(52.5)
(59.1)              12.5
(111.6)
42.2
Dividends paid
-
(72.6)
-
(72.6)
(101.9)
Ordinary shareholders
-
(72.6)
-
(72.6)
(101.9)
Cash flows from investing activities
(267.9)
(219.0)
(238.5)
(486.9)
(485.0)
Capital expenditure – additions
(262.1)
(223.3)
(239.4)
(485.4)
(473.6)
Capital expenditure – proceeds on disposal
0.3
0.4                    -
0.7
0.3
Royalty termination
-
(257.1)                    -
(257.1)
-
Purchase of investments
(12.4)
(37.2)                1.7
(49.6)
(9.5)
Proceeds on the disposal of investments
7.1
299.4                   -
306.5
-
Environmental and post-retirement health care payments
(0.8)
(1.2)              (0.8)              (2.0)
(2.2)
Cash flows from financing activities
(83.2)
68.2
(39.2)
(15.0)
296.4
Loans received
509.1
433.0
82.7
942.1
507.5
Loans repaid
(595.6)
(366.5)           (123.0)           (962.1)
(212.5)
Shares issued
3.3
1.7                1.1                5.0
1.4
Net cash outflow
(71.9)
(58.1)
(91.6)
(130.0)
(105.1)
Translation adjustment
1.8
19.3             (28.4)              21.1
(36.5)
Cash at beginning of period
309.1
347.9             229.3             347.9
250.9
Cash at end of period
239.0
309.1             109.3             239.0
109.3

GOLD FIELDS RESULTS Q2F2010 I 18
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
• to protect cash flows at times of significant expenditure;
• for specific debt servicing requirements; and
• to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those outstanding at 31 December 2009 are described below.
South Africa forward cover contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies.
Outstanding at the end of December 2009 were the following contracts:
• US$/ZAR - US$20 million with a positive marked to market value of US$0.3 million; and
• SEK**/ZAR – SEK3 million with a negative marked to market value of US$0.1 million.
Diesel financial instruments*
Ghana
The West African operations had 18 million litres of Asian style ICE Gasoil call options remaining at the end of December with a strike price of US$0.90 per litre, which equates to a Brent crude price of US$92 per barrel, with final expiry on 28 February 2010. The marked to market value of the above call options purchased was negligible at the end of December 2009.

Australia
The Australian operations had 8 million litres of Asian style Singapore 0.5 Gasoil call options remaining at the end of December with a strike price of US$0.9128 per litre, with a final expiry on 28 February 2010. The marked to market value for the above call options was negligible at the end of December 2009.
Copper financial instruments*
Peru
During June 2009, 8,705 tons or approximately 50 per cent of Cerro Corona’s expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is
US$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton.
The marked to market value of the remaining 4,290 tons sold forward and the remaining 4,290 tons under the zero cost collar outstanding at the end of December 2009 was negative by US$16 million.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
** Swedish Krona

19 I GOLD FIELDS RESULTS Q2F2010
Operating and financial results
SOUTH AFRICAN RAND
South Africa Region
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
December 2009
14,017
3,833            1,548        1,073             817                395
September 2009
13,559
3,771            1,540        1,041             791                399
Financial year to date
27,576
7,604            3,088        2,114           1,608               794
Yield (grams per ton)
December 2009
2.2
4.2                3.8           4.6              4.1                5.6
September 2009
2.3
4.3                3.8           4.8              4.3                5.1
Financial year to date
2.2
4.3                3.8           4.7              4.2                5.4
Gold produced (kilograms)
December 2009
30,529
16,257             5,825       4,887           3,318             2,227
September 2009
30,732
16,386             5,893       5,024           3,437             2,032
Financial year to date
61,261
32,643            11,718       9,911           6,755            4,259
Gold sold (kilograms)
December 2009
30,576
16,257              5,825       4,887           3,318            2,227
September 2009
30,750
16,386              5,893      5,024            3,437            2,032
Financial year to date
61,326
32,643             11,718      9,911           6,755            4,259
Gold price received (Rand per kilogram)
December 2009
263,828
263,400           262,747   262,983        264,527         264,347
September 2009
241,164
240,467           240,472   240,605         240,413         240,207
Financial year to date
252,464
251,889           251,545   251,640         252,258        252,829
Total cash cost (Rand per kilogram)
December 2009
147,648
165,707           154,678   169,306         167,722        183,655
September 2009
147,343
162,553           154,387   162,818         165,900        179,921
Financial year to date
147,495
164,124           154,531   166,018         166,795        181,874
Notional cash expenditure (Rand per kilogram)
December 2009
216,830
242,050           208,103   233,804         220,766        380,647
September 2009
207,754
233,034           207,416    217,456        215,595       375,344
Financial year to date
212,277
237,524           207,757    225,517        218,135       378,117
Operating costs (Rand per ton)
December 2009
333
730                  606         804               705
1,066
September 2009
343
734                  617         815               748             949
Financial year to date
338
732                  611         809               726
1,007
Financial Results (Rand million)
Revenue
December 2009
8,066.9
4,282.1            1,530.5   1,285.2             877.7           588.7
September 2009
7,415.8
3,940.3            1,417.1   1,208.8             826.3           488.1
Financial year to date
15,482.7
8,222.4            2,947.6   2,494.0           1,704.0        1,076.8
Operating costs, net
December 2009
4,589.0
2,798.2               938.2      862.7             576.1           421.2
September 2009
4,628.6
2,768.4               950.1      848.2             591.4           378.7
Financial year to date
9,217.6
5,566.6            1,888.3    1,710.9          1,167.5           799.9
- Operating costs
December 2009
4,665.4
2,798.2               938.2       862.7            576.1           421.2
September 2009
4,644.1
2,768.4               950.1       848.2            591.4           378.7
Financial year to date
9,309.5
5,566.6             1,888.3    1,710.9         1,167.5           799.0
- Gold inventory change
December 2009
(76.4)
-                       -             -                  -                  -
September 2009
(15.5)
-                       -             -                  -                  -
Financial year to date
(91.9)
-
-             -                  -                  -
Operating profit
December 2009
3,477.9
1,483.9                592.3      422.5            301.6           167.5
September 2009
2,787.2
1,171.9                467.0      360.6            234.9           109.4
Financial year to date
6,265.1
2,655.8
     1,059.3      783.1            536.5           276.9
Amortisation of mining assets
December 2009
1,120.2
612.7                147.1       208.1            143.0           114.5
September 2009
1,138.7
606.4                145.5       215.7            143.5           101.7
Financial year to date
2,258.9
1,219.1                292.6        423.8           286.5          216.2
Net operating profit
December 2009
2,357.7
871.2                445.2         214.4           158.6           53.0
September 2009
1,648.5
565.5                321.5         144.9            91.4             7.7
Financial year to date
4,006.2
1,436.7                766.7         359.3          250.0           60.7
Other (expenses)/income
December 2009
(235.0)
(100.7)                (26.9)        (21.5)           (12.6)        (39.7)
September 2009
(298.1)
(77.3)                (22.9)        (16.3)             (9.0)        (29.1)
Financial year to date
(533.1)
(178.0)                (49.8)        (37.8)           (21.6)        (68.8)
Profit/(loss) before taxation
December 2009
2,122.7
770.5                 418.3       192.9            146.0         13.3
September 2009
1,350.4
488.2                 298.6       128.6             82.4        (21.4)
Financial year to date
3,473.1
1,258.7                 716.9       321.5           228.4         (8.1)
Mining and income taxation
December 2009
758.3
252.6                 146.1         45.7             55.5          5.3
September 2009
500.9
164.4                   95.9         41.3             35.8         (8.6)
Financial year to date
1,259.2
417.1                 242.0         87.0             91.3         (3.3)
- Normal taxation
December 2009
343.5
118.7                 100.8         17.6
0.3
-
September 2009
174.7
40.6                   35.6          4.1               0.9
-
Financial year to date
518.2
159.3                 136.4         21.7
1.2
-
- Royalties
December 2009
107.5
-                        -              -                  -               -
September 2009
97.5
-                        -              -                  -               -
Financial year to date
205.0
-                        -              -                  -               -
- Deferred taxation
December 2009
307.3
133.9                   45.3         28.1             55.2           5.3
September 2009
228.7
123.8                   60.3         37.2             34.9         (8.6)
Financial year to date
536.0
257.7                 105.6         65.3             90.1         (3.3)
Profit/(loss) before exceptional items
December 2009
1,364.4
517.9                 272.2        147.2            90.5           8.0
September 2009
849.5
323.8                 202.7          87.3            46.6        (12.8)
Financial year to date
2,213.9
841.7                 474.9        234.5           137.1         (4.8)
Exceptional items
December 2009
3.5
3.4                     1.0           2.4                 -              -
September 2009
(3.2)
(3.3)                     0.8
    (0.5)
  (3.6)              -
Financial year to date
0.3
0.1
       1.8           1.9
  (3.6)              -
Net profit/(loss)
December 2009
1,367.9
521.3                  273.2        149.6           90.5           8.0
September 2009
846.3
320.5                  203.5          86.8           43.0        (12.8)
Financial year to date
2,214.2
841.8                  476.7        236.4          133.5         (4.8)
December 2009
1,398.4
519.2                  272.6        148.1            90.5           8.0
September 2009
946.9
322.5                  203.0          87.1            45.2       (12.8)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year to date
2,345.3
841.7                  475.6         235.2          135.7        (4.8)
Capital expenditure
December 2009
1,954.2
1,136.8                  274.0         279.9         156.4       426.5
September 2009
1,740.6
1,050.1                  272.2         244.3          149.6      384.0
Financial year to date
3,694.8
2,186.9                  546.2         524.2          306.0      810.5

GOLD FIELDS RESULTS Q2F2010 I 20

Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
December 2009
6,574         5,452           1,122
1,564
2,046
1,796           250
Ore milled/treated (000 tons) September 2009
6,357         5,130           1,227
1,538
1,893
1,658           235
Financial year to date
12,931       10,582           2,349
3,102 3,939
3,454           485
Yield (grams per ton)
December 2009
1.0             1.0              1.3
2.0
2.2
1.7            5.8
September 2009
1.1             1.1              1.3
1.8 2.4
1.9            6.1
Financial year to date
1.1             1.0              1.3
1.9
2.3
1.8            5.9
Gold produced (kilograms)
December 2009
6,773         5,369           1,404
3,062
4,437
2,982        1,455
September 2009
7,046         5,446           1,600
2,752
4,548
3,119        1,429
Financial year to date
13,819       10,815           3,004
5,814 8,895
6,101        2,884
Gold sold (kilograms)
December 2009
6,773         5,369           1,404
3,109
4,437
2,982        1,455
September 2009
7,046         5,446           1,600
2,770
4,548
3,119        1,429
Financial year to date
13,819       10,815           3,004
5,879 8,985
6,101        2,884
Gold price received (Rand per kilogram)
December 2009
265,303      266,288        261,538
262,432
264,142
263,380     265,704
September 2009
242,308      242,472        241,750
242,816 240,897
242,001     238,488
Financial year to date
253,578      254,295        250,999
253,189
252,376
252,450     252,219
Total cash cost (Rand per kilogram)
December 2009
126,369      118,719        155,627
90,897
153,730
174,413     111,340
September 2009
128,867      120,804        156,313
87,798
157,432
175,409     118,195
Financial year to date
127,643      119,769        155,992
89,437
155,604
174,922     114,736
Notional cash expenditure (Rand per kilogram)
December 2009
178,459      175,321        190,456
148,530
230,133
251,140     187,079
September 2009
170,466      173,467        160,250
150,618
209,015
226,515     170,819
Financial year to date
174,383      174,387        174,368
149,518
219,444
238,551     179,022
Operating costs (Rand per ton)
December 2009
135            122              195
174
347
299            689
September 2009
145            134              187
155
379
335            693
Financial year to date
140            128              191
165
362
316            691
Financial Results (Rand million)
Revenue
December 2009
1,796.9      1,429.7            367.2
815.9
1,172.0
785.4         386.6
September 2009
1,707.3      1,320.5            386.8
672.6
1,095.6
754.8         340.8
Financial year to date
3,504.2      2,750.2            754.0
1,488.5
2,267.6
1,540.2         727.4
Operating costs, net
December 2009
824.0         611.9            212.1
276.7
690.1
532.2          157.9
September 2009
902.7         657.2            245.5
241.4 716.1
544.8          171.3
Financial year to date
1,726.7      1,269.1            457.6
518.1
1,406.2
1,077.0          329.2
- Operating costs
December 2009
885.9         667.2            218.7
271.8
709.5
537.2          172.3
September 2009
919.3         689.8            229.5
238.8
717.6
554.7          162.9
Financial year to date
1,805.2      1,357.0            448.2
510.6
1,427.1
1,091.9          335.2
- Gold inventory change
December 2009
(61.9)        (55.3)              (6.6)
4.9
(19.4)
(5.0)         (14.4)
September 2009
(16.6)        (32.6)              16.0
2.6
(1.5)
(9.9)             8.4
Financial year to date
(78.5)        (87.9)
9.4 7.5 (20.9)
(14.9)           (6.0)
Operating profit
December 2009
972.9        817.8            155.1
539.2
481.9
253.2          228.7
September 2009
804.6        663.3            141.3
431.2 379.5
210.0          169.5
Financial year to date
1,777.5     1,481.1            296.4
970.4
861.4
463.2          398.2
Amortisation of mining assets
December 2009
228.5        198.6              29.9
98.2
180.8
September 2009
216.4        186.8              29.6
108.7
207.2
Financial year to date
444.9        385.4              59.5
206.9 388.0
Net operating profit
December 2009
744.4         619.2            125.2
441.0
301.1
September 2009
588.2         476.5            111.7
322.5
172.3
Financial year to date
1,332.6      1,095.7            236.9
763.5 473.4
Other (expenses)/income
December 2009
(21.8)         (14.1)             (7.7)
(104.4)
(8.1)
September 2009
(20.9)         (16.1)             (4.8)
(194.7) (5.2)
Financial year to date
(42.7)         (30.2)           (12.5)
(299.1)
(13.3)
Profit/(loss) before taxation
December 2009
722.6         605.1            117.5
336.6
293.0
September 2009
567.3         460.4            106.9
127.8
167.1
Financial year to date
1,289.9       1,065.5           224.4
464.4 460.1
Mining and income taxation
December 2009
247.1         204.4              42.7
147.5
111.1
September 2009
197.6         158.0              39.6
69.5
69.4
Financial year to date
444.7         362.4              82.3
217.0 180.5
- Normal taxation
December 2009
102.8           74.7              28.1
122.0
-
September 2009
53.5           21.0              32.5
80.6 -
Financial year to date
156.3           95.7              60.6
202.6
-
- Royalties
December 2009
53.9           42.9              11.0
24.3
29.3
September 2009
51.2           39.6              11.6
19.3
27.0
Financial year to date
105.1           82.5              22.6
43.6 56.3
- Deferred taxation
December 2009
90.4           86.8                3.6
1.2
81.8
September 2009
92.9           97.4              (4.5)
(30.4)
42.4
Financial year to date
183.3          184.2             (0.9)
(29.2)
124.2
Profit/(loss) before exceptional items
December 2009
475.5          400.7             74.8
189.1
181.9
September 2009
369.7          302.4             67.3
58.3 97.7
Financial year to date
845.2          703.1           142.1
247.4
279.6
Exceptional items
December 2009
-                 -                  -
0.1
-
September 2009
-                 -                  -
0.1
-
Financial year to date
-                 -                  -
0.2 -
Net profit/(loss)
December 2009
475.5          400.7             74.8
189.2
181.9
September 2009
369.7         302.4              67.3
58.4 97.7
Financial year to date
845.2          703.1           142.1
247.6
279.6
December 2009
476.8          401.9            74.9
224.0
178.4
September 2009
370.8          303.5            67.3
156.6 97.0
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year to date
847.6          705.4           142.2
380.6
275.4
Capital expenditure
December 2009
322.8           274.1            48.7
183.0
311.6
211.7             99.9
September 2009
281.8           254.9            26.9
175.7
233.0
151.8             81.2
Financial year to date
604.6           529.0            75.6
358.7 544.6
363.5           181.1

21 I GOLD FIELDS RESULTS Q2F2010
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two
  Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

GOLD FIELDS RESULTS Q2F2010 I 22
Operating and financial results
UNITED STATES DOLLARS
South Africa Region
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tons)
December 2009
14,017
3.833           1,548         1,073               817               395
September 2009 13,559
3,771           1,540         1,041               791               399
Financial year to date 27,576
7,604           3,088         2,114             1,608              794
Yield (ounces per ton)
December 2009
0.070
0.136           0.121          0.146            0.131            0.181
September 2009 0.073
0.140           0.123         0.155             0.140            0.164
Financial year to date 0.071
0.138           0.122          0.151            0.135            0.172
Gold produced (000 ounces)
December 2009
982.1
522.7           187.3          157.1            106.7             71.6
September 2009
988.1
526.8           189.5          161.5            110.5             65.3
Financial year to date
1,970.1
1,049.5           376.7          318.6            217.2           136.9
Gold sold (000 ounces)
December 2009
983.6
522.7           187.3          157.1            106.7             71.6
September 2009 988.6
526.8           189.5          161.5            110.5             65.3
Financial year to date 1,972.2
1,049.5           376.7          318.6            217.2           136.9
Gold price received (dollars per ounce)
December 2009
1,096
1,094           1,091          1,092            1,098           1,098
September 2009 959
956              956             957              956              955
Financial year to date 1,026
1,024           1,023           1,023           1,026           1,028
Total cash cost (dollars per ounce)
December 2009
613
688              642             703              696              763
September 2009 586
647              614             648              660              716
Financial year to date 600
667              628             675               678             739
Notional cash expenditure (dollars per ounce)
December 2009
900
1,005             864             971                917
1,581
September 2009
826
927              825            865                858
1,493
Financial year to date
863
966              845            917                887
1,537
Operating costs (dollars per ton)
December 2009
44
97                81            107                 94
142
September 2009 44
94                79            104                  96
121
Financial year to date 44
96                80             106                 95
132
Financial Results ($ million)
Revenue
December 2009
1,075.6
570.9           204.1          171.4             117.1            78.3
September 2009 948.3
503.9           181.2          154.6             105.7            62.4
Financial year to date 2,023.9
1,074.8           385.3          326.0             222.7           140.8
Operating costs, net
December 2009
613.0
373.6           125.3          115.2               77.0            56.1
September 2009 591.9
354.0           121.5          108.5               75.6            48.4
Financial year to date 1,204.9
727.7           246.8          223.6              152.6          104.6
- Operating costs
December 2009
623.0
373.6           125.3          115.2                77.0           56.1
September 2009
593.9
354.0           121.5          108.5                75.6           48.4
Financial year to date 1,216.9
727.7           246.8          223.6              152.6          104.6
- Gold inventory change
December 2009
(10.0)
-                  -                 -                     -                -
September 2009 (2.0)
-                  -                 -                     -                -
Financial year to date
(12.0)
-                  -                 -                     -                -
Operating profit
December 2009
462.6
197.3             78.8            56.3                40.1           22.2
September 2009 356.4
149.9             59.7            46.1                30.0           14.0
Financial year to date 819.0
347.2           138.5           102.4                70.1           36.2
Amortisation of mining assets
December 2009
149.7
81.8              19.6            27.8                19.1           15.3
September 2009 145.6
77.5              18.6            27.6                18.4           13.0
Financial year to date 295.3
159.4              38.2            55.4                37.5           28.3
Net operating profit
December 2009
312.9
115.5              59.1            28.4                21.0            6.9
September 2009
210.8
72.3              41.1            18.5                 11.7           1.0
Financial year to date 523.7 187.8
  100.2             47.0                32.7           7.9
Other (expenses)/income
December 2009
(31.5)
(13.4)             (3.6)             (2.9)               (1.7)          (5.3)
September 2009 (38.1)
(9.9)              (2.9)             (2.1)               (1.2)         (3.7)
Financial year to date
(69.6)
(23.3)              (6.5)             (4.9)               (2.8)         (9.0)
Profit/(loss) before taxation
December 2009
281.4
102.1              55.5             25.6                19.3           1.7
September 2009 172.7
62.4               38.2            16.4                 10.5         (2.7)
Financial year to date 454.0
164.5               93.7            42.0                 29.9         (1.1)
Mining and income taxation
December 2009
100.0
33.5
  19.4               6.1                 7.4           0.7
September 2009 64.1 21.0
  12.3               5.3                 4.6
(1.1)
Financial year to date 164.1
54.5              31.6             11.4                11.9         (0.4)
- Normal taxation
December 2009
45.4
15.6              13.3               2.3
-
-
September 2009
22.3
5.2                4.6               0.5                 0.1             -
Financial year to date 67.7
20.8
17.8                2.8                 0.2             -
- Royalties
December 2009
14.2
-                   -                   -                     -            -
September 2009 12.5
-                   -                   -                     -            -
Financial year to date
26.6
-                   -                   -                     -            -
- Deferred taxation
December 2009
40.5
17.9                6.1                3.8                 7.3         0.7
September 2009 29.3
15.8                7.7                4.8                 4.5
(1.1)
Financial year to date 69.7
33.7               13.8                8.5               11.8       (0.4)
Profit/(loss) before exceptional items
December 2009
181.3
68.6               36.2               19.5               12.0        1.0
September 2009 108.6
41.4               25.9               11.2                 6.0      (1.6)
Financial year to date 289.9
110.0               62.1               30.7               17.9      (0.6)
Exceptional items
December 2009
0.4
0.4                  0.1                0.3                    -           -
September 2009
(0.4)
0.4                  0.1               (0.1)             (0.5)
-
Financial year to date -
-                  0.2                0.2
       (0.5)          -
Net profit/(loss)
December 2009
181.7
69.1                36.3               19.8              12.0        1.0
September 2009 108.2
41.0                26.0               11.1                5.5      (1.6)
Financial year to date 290.0
110.0                62.3               30.9               17.5     (0.6)
December 2009
184.7
68.8                 36.2               19.6               12.0       1.0
September 2009 121.1
41.2                 26.0               11.1                 5.8     (1.6)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year to date 305.8
110.0                 62.2               30.7              17.7      (0.6)
Capital expenditure
December 2009
260.4
151.6                 36.6               37.3             20.9        56.8
September 2009 222.6
134.3                 34.8               31.2             19.1        49.1
Financial year to date 483.0
285.9                 71.4               68.5             40.0
105.9
Average exchange rates were US$1 = R7.49 and US$1 = R7.82 for the December 2009 and September 2009 quarters respectively. The Australian dollar exchange rates were A$1 = R6.80 and A$1 = R6.49 for the December 2009 and September 2009 quarters respectively.

23 I GOLD FIELDS RESULTS Q2F2010
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives Agnew            Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
December 2009
6,574     5,452
1,122
1,564
2,046
1,796     250
2,046
1,796
250
September 2009
6,357     5,130
1,227 1,538 1,893
1,658     235
1,893 1,658 235
Financial year to date
12,931    10,582
2,349 3,102 3,939
3,454     485
3,939 3,454 485
Yield (ounces per ton)
December 2009
0.033     0.032
0.040
0.063
0.070
0.053   0.188
0.070
0.053
0.188
September 2009
0.036     0.034
0.042 0.058 0.077
0.060   0.196
0.077 0.060 0.196
Financial year to date
0.034     0.033
0.041 0.060 0.073
0.057   0.191
0.073 0.057 0.191
Gold produced(000 ounces)
December 2009
218.1     172.8
45.3
98.4
142.9
96.0     46.9
142.9
96.0
46.9
September 2009
226.5     175.1
51.4 88.5 146.2
100.3     45.9
146.2 100.3 45.9
Financial year to date
444.6     347.9
96.7 186.9 289.1
196.3     92.8
289.1 196.3 92.8
Gold sold (000 ounces)
December 2009
218.1     172.8
45.3
99.9
142.9
96.0     46.9
142.9
96.0
46.9
September 2009
226.5     175.1
51.4 89.1 146.2
100.3     45.9
146.2 100.3 45.9
Financial year to date
444.6     347.9
96.7 189.0 289.1
196.3     92.8
289.1 196.3 92.8
Gold price received
December 2009
1,102     1,106
1,086
1,090
1,097
1,094   1,103
1,208
1,205
1,215
(dollars per ounce) September 2009
964        964
962 966 958
963      949
1,155 1,160 1,143
Financial year to date
1,031    1,034
1,021 1,029 1,026
1,026   1,025
1,183 1,182 1,181
Total cash cost
December 2009
524        492
643
378
637
724      461
703
798
509
(dollars per ounce) September 2009
513        480
622 349 626
698      470
754 841 566
Financial year to date
519        487
633 364 632
711      466
729 819 537
Notional cash expenditure
December 2009
741        728
791
617
956
1,043      777
1,053
1,149
856
(dollars per ounce) September 2009
678        690
637 599 831
901      679
1,002 1,086 819
Financial year to date
709        709
709 608 892
970      728
1,028 1,117 839
Operating costs
December 2009
18          16
26
23
46
40        92
51
44
101
(dollars per ton) September 2009
18          17
24 20 48
43        89
58 52 107
Financial year to date
18          17
25 22 47
41        90
55 48 104
Financial Results ($ million)
Revenue
December 2009
239.7     190.6
49.1
108.6
156.3
104.8     51.5
172.7
115.7
57.0
September 2009
218.3     168.9
49.5 86.0 140.1
96.5     43.6
168.8 116.3 52.5
Financial year to date
458.1     359.5
98.6 194.6 296.4
201.3     95.1
341.5 232.0 109.5
Operating costs, net
December 2009
110.3       81.9
28.4
36.9
92.2
71.1      21.1
101.4
78.3
23.2
September 2009
115.4       84.0
31.4 30.9 91.6
69.7      21.9
110.3 83.9 26.4
Financial year to date
225.7     165.9
59.8 67.7 183.8
140.8      43.0
211.8 162.2 49.6
- Operating costs
December 2009
118.4       89.2
29.2
36.2
94.8
71.8      23.0
104.4
79.0
25.4
September 2009
117.6       88.2
29.3 30.5 91.8
70.9      20.8
110.6 85.5 25.1
Financial year to date
236.0     177.4
58.6 66.7 186.5
142.7      43.8
214.9 164.4 50.5
- Gold inventory change
December 2009
(8.1)      (7.3)
(0.8)
0.6
(2.5)
(0.7)      (1.9)
(2.9)
(0.7)
(2.2)
September 2009
(2.1)      (4.2)
2.0 0.3 (0.2)
(1.3)        1.1
(0.2) (1.5) 1.3
Financial year to date
(10.3)    (11.5)
1.2 1.0 (2.7)
(1.9)      (0.8)
(3.1) (2.2) (0.9)
Operating profit
December 2009
129.5    108.8
20.7
71.7
64.1
33.7      30.4
71.3
37.4
33.9
September 2009
102.9      84.8
18.1 55.1 48.5
26.9      21.7
58.5 32.4 26.1
Financial year to date
232.4    193.6
38.7 126.8 112.6
60.5     52.1
129.7 69.8 60.0
Amortisation of mining
December 2009
30.5      26.5
4.0
13.1
24.2
26.5
assets
September 2009
27.7      23.9
3.8 13.9 26.5 31.9
Financial year to date
58.2      50.4
7.8 27.0 50.7 58.4
Net operating profit
December 2009
99.0      82.3
16.7
58.6
39.8
44.7
September 2009
75.2      60.9
14.3 41.2 22.0 26.5
Financial year to date
174.2    143.2
31.0 99.8 61.9 71.3
Other (expenses)/income
December 2009
(2.9)     (1.9)
(1.0)
(14.2)
(1.0)
(1.2)
September 2009
(2.7)     (2.1)
(0.6) (24.9) (0.7) (0.8)
Financial year to date
(5.6)     (3.9)
(1.6) (39.1) (1.7) (2.0)
Profit/(loss) before
December 2009
96.1     80.4
15.7
44.4
38.8
43.5
taxation
September 2009
72.5     58.9
13.7 16.3 21.4 25.7
Financial year to date
168.6   139.3
29.3 60.7 60.2 69.3
Mining and income taxation
December 2009
32.9     27.2
5.7
19.5
14.2
16.5
September 2009
25.3     20.2
5.1 8.9 8.9 10.7
Financial year to date
58.1     47.4
10.8 28.4 23.1 27.2
- Normal taxation
December 2009
13.6       9.8
3.8
16.2
-
-
September 2009
6.8       2.7
4.2 10.3 - -
Financial year to date
20.4     12.5
7.9 26.5 - -
- Royalties
December 2009
7.2       5.7
1.5
3.2
3.7
4.3
September 2009
6.5       5.1
1.5 2.5 3.5 4.2
Financial year to date
13.7     10.8
3.0 5.7 7.2 8.5
- Deferred taxation
December 2009
12.1     11.6
0.5
0.1
10.5
12.2
September 2009
11.9     12.5
(0.6) (3.9) 5.4 6.5
Financial year to date
24.0     24.1
(0.1) (3.8) 15.9 18.7
Profit/(loss) before
December 2009
63.2     53.2
10.0
24.9
24.6
27.1
exceptional items
September 2009
47.3     38.7
8.6 7.5 12.5 15.1
Financial year to date
110.5     91.9
18.6 32.3 37.1 42.1
Exceptional items
December 2009
-           -
- - - -
September 2009
-           -
- - - -
Financial year to date
-           -
- - - -
Net profit/(loss)
December 2009
63.2      53.2
10.0
24.9
24.6
27.1
September 2009
47.3      38.7
8.6 7.5 12.5 15.1
Financial year to date
110.5      91.9
18.6 32.3 37.1 42.1
December 2009
63.4      53.4
10.0
29.7
22.8
27.5
September 2009
47.4      38.8
8.6 20.0 12.4 14.9
Net profit/(loss) excluding
gains and losses on foreign
exchange, financial instru-
ments and exceptional items
Financial year to date
110.8      92.2
18.6 49.8 35.2 42.4
Capital expenditure
December 2009
43.0      36.6
6.4
24.4
41.4
28.1      13.3
46.1
31.4
14.8
September 2009
36.0      32.6
3.4 22.5 29.8
19.4      10.4
35.9 23.4 12.5
Financial year to date
79.0      69.2
9.9 46.9 71.2
47.5      23.7
82.0 54.7 27.3
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

GOLD FIELDS RESULTS Q2F2010 I 24
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
Dec 2009   4,665.4     2,798.2      938.2
862.7
576.1
421.2
885.9
667.2
218.7
271.8
709.5
537.2
172.3
Sep 2009
  4,644.1     2,768.4      950.1
848.2
591.4
378.7
919.3
689.8
229.5
238.8
717.6
554.7
162.9
Financial year to date   9,309.5     5,566.6   1,888.3
1,710.9
1,167.5
799.9
1,805.2
1,357.0
448.2
510.6
1,427.1
1,091.9
335.2
Gold-in-process and
Dec 2009
(51.1)
-            -
-
-
-
(31.0)
(24.9)
(6.1)
3.7
(23.8)
(13.2)
(10.6)
inventory change*
Sep 2009
(13.2)
-            -
-
-
-
(10.8)
(26.3)
15.5
2.3
(4.7)
(9.1)
4.4
Financial year to date
(64.3)
-            -
-
-
-
(41.8)
(51.2)
9.4
6.0
(28.5)
(22.3)
(6.2)
Less:
Dec 2009
30.5         22.5        9.0
7.0
4.1
2.4
2.0
1.9
0.1
3.0
3.0
2.4
0.6
Rehabilitation costs
Sep 2009
29.7         22.3        8.9
6.9
4.1
2.4
1.6
1.3
0.3
3.1
2.7
2.2
0.5
Financial year to date
60.2
44.8      17.9
13.9
8.2
4.8
3.6
3.2
0.4
6.1
5.7
4.6
1.1
Production taxes
Dec 2009
6.6
6.6        0.8
3.3
1.2
1.3
-
-
-
-
-
-
-
Sep
2009
7.7
7.7        1.8
3.5
1.2
1.2
-
-
-
-
-
-
-
Financial year to date
14.3         14.3        2.6
6.8
2.4
2.5
-
-
-
-
-
-
-
General and admin
Dec 2009
176.8         81.8      28.2
28.3
15.5
9.8
50.9
45.9
5.0
14.2
29.9
21.2
8.7
Sep
2009
167.8         82.5      31.4
23.3
17.1
10.7
50.1
43.9
6.2
14.1
21.1
14.6
6.5
Financial year to date
344.6        164.3      59.6
51.6
32.6
20.5
101.0
89.8
11.2
28.3
51.0
35.8
15.2
Cash operating costs
Dec 2009   4,400.4      2,687.3    900.2
824.1
555.3
407.7
802.0
594.5
207.5
258.3
652.8
500.4
152.4
Sep 2009 4,425.7 2,655.9 908.0
814.5
569.0
364.4
856.8
618.3
238.5
223.9
689.1
528.8
160.3
Financial year to date   8,826.1      5,343.2  1,808.2
1,638.6
1,124.3
772.1
1,658.8
1,212.8
446.0
482.2
1,341.9
1,029.2
312.7
Plus:
Dec 2009
6.6
6.6         0.8
3.3
1.2
1.3
-
-
-
-
-
-
-
Production taxes
Sep 2009
7.7
7.7         1.8
3.5
1.2
1.2
-
-
-
-
-
-
-
Financial year to date
14.3         14.3         2.6
6.8
2.4
2.5
-
-
-
-
-
-
-
Royalties
Dec 2009
107.5
-             -
-
-
-
53.9
42.9
11.0
24.3
29.3
19.7
9.6
Sep 2009
97.4
-             -
-
-
-
51.2
39.6
11.6
19.3
26.9
18.3
8.6
Financial year to date
204.9
-             -
-
-
-
105.1
82.5
22.6
43.6
56.2
38.0
18.2
TOTAL CASH COST
(2)
Dec 2009    4,514.5     2,693.9      901.0
827.4
556.5
409.0
855.9
637.4
218.5
282.6
682.1
520.1
162.0
Sep
2009
4,530.8     2,663.6      909.8
818.0
570.2
365.6
908.0
657.9
250.1
243.2
716.0
547.1
168.9
Financial year to date    9,045.3     5,357.5   1,810.8
1,645.4
1,126.7
774.6
1,763.9
1,295.3
468.6
525.8
1,398.1
1,067.2
330.9
Plus:
Dec 2009    1,094.9        612.7     147.1
208.1
143.0
114.5
197.6
168.2
29.4
99.4
185.2
Amortisation*
Sep 2009    1,136.4       606.4      145.5
215.7
143.5
101.7
210.6
180.5
30.1
109.0
210.4
Financial year to date    2,231.3    1,219.1       292.6
423.8
286.5
216.2
408.2
348.7
59.5
208.4
395.6
Rehabilitation
Dec 2009
30.5         22.5         9.0
7.0
4.1
2.4
2.0
1.9
0.1
3.0
3.0
Sep 2009
29.7         22.3         8.9
6.9
4.1
2.4
1.6
1.3
0.3
3.1
2.7
Financial year to date
60.2         44.8       17.9
13.9
8.2
4.8
3.6
3.2
0.4
6.1
5.7
TOTAL PRODUCTION Dec 2009    5,639.9     3,329.1   1,057.1
1,042.5
703.6
525.9
1,055.5
807.5
248.0
385.0
870.3
COST
(3)
Sep 2009   5,696.9     3,292.3   1,064.2
1,040.6
717.8
469.7
1,120.2
839.7
280.5
355.3
929.1
Financial year to date 11,336.8     6,621.4    2,121.3
2,083.1
1,421.4
995.6
2,175.7
1,647.2
528.5
740.3     1,799.4
Gold sold
Dec 2009
983.6       522.7      187.3
157.1
106.7
71.6
218.1
172.8
45.3
99.9
142.9
96.0
46.9
– thousand ounces
Sep 2009
988.6       526.8      189.5
161.5
110.5
65.3
226.5
175.1
51.4
89.1
146.2
100.3
45.9
Financial year to date   1,972.2     1,049.5     376.7
318.6
217.2
136.9
444.6
347.9
96.7
189.0
289.1
196.3
92.8
TOTAL CASH COST
Dec 2009
613
688        642
703
696
763
524
492
643
378
637
724
461
– US$/oz
Sep 2009
586
647        614
648
660
716
513
480
622
349
626
698
470
Financial year to date
600
667        628
675
678
739
519
487
633
364
632
711
466
TOTAL CASH COST
Dec 2009   147,648
165,707 154,678  169,306  167,722  183,655 126,369  118,719 155,627      90,897
153,730  174,413  111,340
– R/kg
Sep 2009   147,343
162,553 154,387  162,818  165,900  179,921 128,867  120,804 156,313      87,798
157,432  175,409  118,195
Financial year to date  147,495
164,124 154,531  166,018  166,795  181,874 127,643  119,769 155,992      89,437
155,604  174,922  114,736
TOTAL PRODUCTION Dec 2009
766
850        754
886
881
981
646
624
730
515
813
COST – US$/oz
Sep 2009
737
799        718
824
831
919
632
613
697
510
813
Financial year to date
751
825        736
855
856
950
640
619
714
512
814
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.49 and US$1 = R7.82 for the December 2009 and September 2009 quarters respectively.

25 I GOLD FIELDS RESULTS Q2F2010

Capital expenditure
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Sustaining capital
Dec 2009
1,394.9
680.8     244.5
279.9
156.4
-
306.8
274.1
32.7
183.0
224.3
163.8
60.5
Sep 2009 1,226.9
627.5     233.6
244.3 149.6 - 271.6 254.9 16.7 175.7 152.1 108.8 43.3
Financial year to date 2,621.8
1,308.3     478.1
524.2 306.0 - 578.4 529.0 49.4 358.7 376.4 272.6 103.8
Project capital
Dec 2009
426.5
426.5            -
-
-
426.5
-
-
-
-
-
-
-
Sep 2009 384.0
384.0            -
- - 384.0 - - - - - - -
Financial year to date 810.5
810.5            -
- - 810.5 - - - - - - -
Uranium capital
Dec 2009
29.5
29.5       29.5
-
-
-
-
-
-
-
-
-
-
Sep 2009 38.6
38.6       38.6
- - - - - - - - - -
Financial year to date 68.1
68.1       68.1
- - - - - - - - - -
Brownfields exploration
Dec 2009
103.3
-            -
-
-
-
16.0
-
16.0
-
87.3
47.9
39.4
Sep 2009 91.1
-            -
- - - 10.2 - 10.2 - 80.9 43.0 37.9
Financial year to date 194.4
-            -
- - - 26.2 - 26.2 - 168.2 90.9 77.3
Total capital expenditure
Dec 2009
1,954.2
1,136.8     274.0
279.9
156.4
426.5
322.8
274.1
48.7
183.0
311.6
211.7
99.9
Sep 2009 1,740.6
1,050.1     272.2
244.3 149.6 384.0 281.8 254.9 26.9 175.7 233.0 151.8 81.2
Financial year to date 3,694.8
2,186.9     546.2
524.2 306.0 810.5 604.6 529.0 75.6 358.7 544.6 363.5 181.1
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
Dec 2009
4,665.4
2,798.2     938.2
862.7
576.1
421.2
885.9
667.2
218.7
271.8
709.5
537.2
172.3
Sep 2009 4,644.1
2,768.4     950.1
848.2 591.4 378.7 919.3 689.8 229.5 238.8 717.6 554.7 162.9
Financial year to date 9,309.5
5,566.6  1,888.3
1,710.9 1,167.5 799.9 1,805.2 1,357.0 448.2 510.6 1,427.1 1,091.9 335.2
Capital expenditure
Dec 2009
1,954.2
1,136.8     274.0
279.9
156.4
426.5
322.8
274.1
48.7
183.0
311.6
211.7
99.9
Sep 2009 1,740.6
1,050.1     272.2
244.3 149.6 384.0 281.8 254.9 26.9 175.7 233.0 151.8 81.2
Financial year to date 3,694.8
2,186.9     546.2
524.2 306.0 810.5 604.6 529.0 75.6 358.7 544.6 363.5 181.1
Notional cash expenditure Dec 2009   216,830
242,050  208,103  233,804   220,766  380,647
178,459
175,321
190,456
148,530
230,133
251,140 187,079
– R/kg
Sep 2009   207,754
233,034  207,416  217,456   215,595  375,344
170,466 173,467 160,250 150,618 209,015 226,515 170,819
Financial year to date   212,277
237,524  207,757  225,517   218,135  378,117
174,383 174,387 174,368 149,518 219,444 238,551 179,022
Notional cash expenditure Dec 2009
900
1,005       864
971
917
1,581
741
728
791
617
956
1,043
777
– US$/oz Sep 2009 826
927        825
865 858 1,493 678 690 637 599 831 901 679
Financial year to date 863
966        845
917 887 1,537 709 709 709 608 892 970 728
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

GOLD FIELDS RESULTS Q2F2010 I 26
Underground and surface
South African rand and metric units
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total
Mine
Operations
Total
Driefontein
Kloof
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St
Ives
Agnew
Ore milled / treated (000 ton)
- underground
December 2009
3,015         2,501         720
612
786
383
-
-
-
-
514
367
147
September 2009
3,086         2,536         708
713 768 347 - - -
-
550 362 188
Financial year to date
6,101         5,037      1,428
1,325 1,554 730 - - -
-
1,604 729 335
- surface
December 2009
11,002         1,332         828
461
31
12
6,574
5,452
1,122
1,564
1,532
1,429
103
September 2009
10,473         1,235         832
328 23 52 6,357 5,130 1,227
1,538
1,343 1,296 47
Financial year to date
21,475         2,567      1,660
789 54 64 12,931 10,582 2,349
3,102
2,875 2,725 150
- total
December 2009
14,017         3,833      1,548
1,073
817
395
6,574
5,452
1,122
1,564
2,046
1,796
250
September 2009
13,559         3,771      1,540
1,041 791 399 6,357 5,130 1,227
1,538
1,893 1,658 235
Financial year to date
27,576         7,604      3,088
2,114 1,608 794 12,931 10,582 2,349
3,102
3,939 3,454 485
Yield (grams per ton)
- underground
December 2009
6.0             6.1         7.2
7.5
4.2
6.2
-
-
-
-
5.3
3.6
9.3
September 2009
5.9             6.0         7.3
6.7 4.4 6.5 - - -
-
5.3 4.2 7.4
Financial year to date
5.9             6.1         7.2
7.1 4.3 6.3 - - - - 5.3 3.9 8.2
- surface
December 2009
1.1             0.7         0.8
0.6
1.0
0.6
1.0
1.0
1.3
2.0
1.1
1.2
0.8
September 2009
1.2             0.9         0.9
0.8 1.3 0.6 1.1 1.1 1.3
1.8
1.2 1.2 1.0
Financial year to date
1.2             0.8         0.8
0.7 1.1 0.6 1.1 1.0 1.3
1.9
1.2 1.2 0.9
- combined
December 2009
2.2             4.2         3.8
4.6
4.1
5.6
1.0
1.0
1.3
2.0
2.2
1.7
5.8
September 2009
2.3             4.3         3.8
4.8 4.3 5.1 1.1 1.1 1.3
1.8
2.4 1.9 6.1
Financial year to date
2.2             4.3         3.8
4.7 4.2 5.4 1.1 1.0 1.3
1.9
2.3 1.8 5.9
Gold produced (kilograms)
- underground
December 2009
17,981
15,274     5,168
4,598
3,288
2,220
- - -
-
2,707
1,338
1,369
September 2009 18,215
15,317     5,157
4,749 3,408 2,003 - - -
-
2,898 1,514 1,384
Financial year to date 36,196
30,591   10,325
9,347 6,696 4,223 - - -
-
5,605 2,852 2,753
- surface
December 2009
12,548             983        657
289
30
7
6,773
5,369
1,404
3,062
1,730
1,644
86
September 2009
12,517          1,069        736
275 29 29 7,046 5,446 1,600 2,752 1,650 1,605 45
Financial year to date
25,065          2,052      1,393
564 59 36 13,819 10,815 3,004
5,814
3,380 3,249 131
- total
December 2009
30,529
16,257      5,825
4,887
3,318
2,227
6,773
5,369
1,404
3,062
4,437
2,982
1,455
September 2009 30,732
16,386      5,893
5,024 3,437 2,032 7,046 5,446 1,600
2,752
4,548 3,119 1,429
Financial year to date 61,261
32,643    11,718
9,911 6,755 4,259 13,819 10,815 3,004
5,814
8,985 6,101 2,884
Operating costs (Rand per ton)
- underground
December 2009
1,040         1,084       1,212
1,378
732
1,098
- - -
-
825
714
1,101
September 2009
1,003          1,059      1,248
1,170 770 1,083 - - -
-
749 695 852
Financial year to date
1,022          1,071      1,230
1,266 751 1,091 - - -
-
785 705 961
- surface
December 2009
139
65           79
43
13
58
135
122
195
174
186
192
102
September 2009 148
68           80
43 13 56 145 134 187
155
228 234 57
Financial year to date 143
66           79
43 13 56 140 128 191
165
206 212 88
- total
December 2009
333             730         606
804
705
1,066
135
122
195
174
347
299
689
September 2009
343            734          617
815 748 949 145 134 187
155
379 335 693
Financial year to date
338             732         611
809 726 1,007 140 128 191 165 362 316 691
# December quarter includes 24,000 tons (September quarter 40,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

27 I GOLD FIELDS RESULTS Q2F2010
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
December 2009 quarter
September 2009 quarter Year to date F2010
Reef
Carbon
Leader
Main
VCR¹
Carbon
Leader
Main
2
VCR
Carbon
Leader
Main            VCR
Advanced                        (m)
3,806
577
1,462
3,719             761             1,591           7,525          1,338           3,053
Advanced on reef (m)
704
37
126
794              20                  83
  1,498              57             209
Sampled                         (m)
603
111
78
672                -
  78
  1,275
  111
156
Channel width (cm)
72
60
64
73                -                  101              73               60              83
Average value - (g/t)
19.5
6.2
14.2
22.5
-                 14.6            21.0              6.2           14.5
- (cm.g/t)
1,402
369
916
1, 636
-                1,473          1,525             369         1,195
Kloof
December 2009 quarter
September 2009 quarter
Year to date F2010
Reef
Kloof
Main
VCR
Kloof           Main                VCR           Kloof           Main          VCR
Advanced                       (m)
191
1,388
4,644
214           1,414               4,741              405          2,802        9,385
Advanced on reef (m)
20
297
823
53              202                  665               73             499
1,488
Sampled                          (m)
23
243
660
55              126                  532               78             369
1,192
Channel width (cm)
201
91
129
203              145                  130              202             109          130
Average value - (g/t)
17.4
7.6
23.4
14.2               5.8                 21.8             15.2             6.8         22.7
- (cm.g/t)
3,503
691
3,032
2,883              834                2,840           3,066             740       2,946
Beatrix
December 2009 quarter
September 2009 quarter
Year to date F2010
Reef
Beatrix
Kalkoenkrans
Beatrix                Kalkoenkrans
Advanced                       (m)
5,837
2,042
5,041                            1,973            10,878                4,015
Advanced on reef (m)
1,192
488
707                               410
  1,899                   898
Sampled                         (m)
936
486
582                               414
1,518                    900
Channel width (cm)
123
82
128                                101              125                      90
Average value - (g/t)
9.8
40.4
5.4                                19.7              8.0                   29.8
- (cm.g/t)
1,203
3,296
685                               1,985           1,005                2,693
South Deep
December 2009 quarter
September 2009 quarter
Year to date F2010
Reef
Elsburgs
3,4
Elsburgs
3,4
Elsburgs
3,4
Main Advanced (m)
2,606
2,715                                               5,321
- Main above 95 level (m)
1,394
1,355                                               2,749
- Main below 95 level (m)
1,212
1,360                                               2,572
Advanced on reef (m)
1,281
1,248                                               2,529
Average value - (g/t)
4.8
5.0                                                   4.9
1) 4 Shaft VCR development traversed a low grade area during the quarter however, higher values should be intersected going forward.
2) Ore reserve development in the Main reef is done primarily as secondary prospecting at 8 shaft. During the September quarter no metres were sampled.
3) Trackless development in the Elsburg reefs is evaluated by means of the resource model.
4) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:      (+27)(11) 562 9742
Fax:    (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:      (+27)(11) 562 9700
Fax:     (+27)(11) 562 9829

Secretaries Offices
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:      (+44)(20) 7499 3916
Fax:     (+44)(20) 7491 1989

American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel:           (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel:      (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:       (+27)(11)  562 9706
Mobile:  (+27)(0) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Media Enquiries
Julian Gwillim
Mobile: (+27)(0) 82 452 4389
e-mail: julian.gwillim@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:       (+27)(11) 370 5000
Fax:      (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.3am-5.3pm Mon-Fri] or
[from overseas] +44 208 639 3399
Fax:     +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements

Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance
or achievements expressed or implied by such forward
looking statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the ability to
achieve anticipated efficiencies and other cost savings
in connection with past and future acquisitions, the
ability to achieve anticipated cost savings at existing
operations; the success of exploration and
development activities; decreases in the market price
of gold or copper; hazards associated with
underground and surface gold mining; work stoppages
related to health and safety incidents; labour
disruptions; the ability to manage and maintain access
to current and future sources of liquidity, capital and
credit; changes in government regulations, particularly
environmental regulations and new legislation affecting
mining and mineral rights; changes in exchange rates,
currency devaluations, inflation and other macro-
economic factors; political and social instability in
South Africa, Ghana, Peru or regionally in Africa or
South America. These forward looking statements
speak only as of the date of this document.

The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Directors
A J Wright (Chairman) °
N J Holland *
●
(Chief Executive Officer)
PA Schmidt
●
(Chief Financial Officer)
K Ansah
#
°
CA Carolus °
R Dañino **°
A R Hill
≠
°
J G Hopwood °
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian
≠
Canadian
** Peruvian ° Independent Director
●
Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 February 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs